Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a press release issued by The Toronto-Dominion Bank on May 17, 2010, (ii) emails sent to analysts and investors, on May 17, 2010, (iii) communications to employees of TD Bank, America’s Most Convenient Bank and/or The Toronto-Dominion Bank on May 17, 2010 and (iv) communications to employees and customers of the South Financial Group, Inc. on May 17, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY THE
TORONTO-DOMINION BANK
ON MAY 17, 2010
TD Bank Financial Group to Acquire The South Financial Group
–	Transaction will add 176 new stores in the U.S. Southeast, including 66 stores in the deposit-rich Florida market

–	TD will enter North and South Carolina, further filling out Maine-to-Florida footprint

–	Transaction fits within TD’s risk framework
Note: All figures in US$ unless otherwise noted.
CHERRY HILL, NJ, PORTLAND, ME and TORONTO, ON, May 17 /CNW/ — TD Bank Financial Group Inc. (TSX and NYSE: TD) today announced that it has signed a definitive agreement with The South Financial Group, Inc. (Nasdaq: TSFG), for TD to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either $0.28 in cash, or .004 shares of TD common stock, for each outstanding South Financial common share. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
“This transaction represents another key milestone as we continue to build out our U.S. franchise. With the acquisition of South Financial, we’re gaining established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine-to-Florida footprint,” said Ed Clark, President and CEO, TD Bank Financial Group. “This acquisition will not only accelerate our growth, but it will also enable us to deepen our market share by offering an extensive suite of retail and commercial banking products to South Financial customers.”
“This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing,” added Mr. Clark. “After undertaking extensive due diligence, we’re confident that this is an attractive opportunity that fits within our framework of only taking risks that we can clearly understand and manage. All in all, we think we’re getting a strong franchise that offers a solid financial return, along with a good management team who will bring their expertise to help with the combined company’s future growth plans.”
The transaction is expected to close in TD’s third fiscal quarter of 2010, promptly following receipt of regulatory approvals and approval by South Financial’s shareholders. As part of the transaction, South Financial will issue voting preferred stock to TD and TD will issue 1,000 common shares to South Financial as consideration. This preferred stock will be entitled to vote with the South Financial common stock as a single class and will represent 39.9% of the total voting power after the issuance. All outstanding trust preferred securities and REIT preferred securities of South Financial will remain outstanding and any deferred dividends will be brought current after closing.
In connection with the transaction, TD’s wholly-owned subsidiary TD Bank, America’s Most Convenient Bank(R) (TD Bank) and Carolina First Bank, which operates under the Carolina First brand in the Carolinas and the Mercantile Bank brand in Florida, are also expected to merge. At March 31, 2010, South Financial had a total of $8.0 billion in loans and $9.8 billion in deposits ($7.8 billion excluding brokered deposits). Its network of 176 stores includes a total of 66 stores in Florida, including locations in urban centers such as Miami, Tampa and Orlando, as well as 83 stores throughout South Carolina and 27 stores in North Carolina. Upon completion of the transaction and conversion of the South Financial franchise to the TD Bank operating platform in 2011, TD Bank intends to introduce its brand, retail banking expertise and model across South

Financial’s footprint. Until conversion, South Financial will continue to operate under the Carolina First and Mercantile Bank brands in the Carolinas and Florida, respectively.
South Financial: A strong commercial lender caught in downturn
“South Financial offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our franchise,” said Bharat Masrani, President and CEO, TD Bank. “We believe that we can add significant upside by applying our retail expertise and WOW! culture to this established regional bank. The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market. It also gives us a strong position in North and South Carolina, where South Financial is a leading community bank with a solid base for market share growth and asset generation.”
Following the credit difficulties associated with residential construction and commercial real estate development lending, South Financial installed a new management team in 2008. “This team has made a lot of progress in improving risk oversight and operations, making timely decisions and taking corrective action, but ultimately they determined that this was the best transaction for its shareholders and other constituents” added Mr. Masrani.
South Financial has incurred more than $1.3 billion in losses since the beginning of 2008, primarily as a result of loan charges associated with legacy residential, construction and development lending and commercial and residential mortgages in the Southeastern U.S. South Financial recently entered into a consent order with the Federal Deposit Insurance Corporation and the South Carolina State Board of Financial Institutions and a written agreement with the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond. These agreements include a requirement for South Financial to raise a substantial amount of capital within 120 days and reduce criticized assets. These agreements also limit South Financial’s access to brokered deposits and the rates it can pay on certain other customer deposits. As a result of these agreements, South Financial is no longer deemed to be “well capitalized” under applicable banking regulations.
Acquisition a positive outcome for South Financial shareholders, customers and employees
H. Lynn Harton, President and CEO of The South Financial Group stated: “Our board and management have conducted a broad and extensive process over the last six months to seek the best outcome for our shareholders, as well as for our customers, employees and the communities which we serve. TD is a strongly-capitalized financial institution with a prudent approach to risk management. It is committed to maintaining South Financial’s tradition of customer service and community involvement. TD’s Aaa-rated financial strength will help the combined company position itself for future success and long-term growth. Our shareholders may elect to receive TD common shares in the transaction, which provides an opportunity to receive a stock with a current dividend yield of 3.32% annually.”
South Financial’s current senior management team has agreed to stay on and are expected to be valuable contributors to the combined company’s future success. Mr. Harton who became South Financial’s CEO in 2009 will report to Mr. Masrani and join TD Bank’s management team. “The current South Financial leadership team has solid management and risk experience. In particular, they bring with them hands-on lending experience in the Carolinas and in Florida. They have been instrumental in improving South Financial’s operations in a difficult credit environment,” said Mr. Masrani. “We look forward to maintaining a strong presence in South Financial’s existing footprint and welcoming its employees to the TD Bank family.”
Additional details of the transaction
In connection with this transaction, TD intends to issue approximately Cdn $250 million worth of common shares in Canada prior to closing for prudent capital management. These common shares are not expected to be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. TD may determine to make purchases of South Financial common stock from time to time through market purchases or otherwise. The timing and nature of such purchases, if any, will depend on market conditions and applicable securities law.
The transaction is expected to be slightly accretive to TD’s earnings in fiscal 2011 and to have an impact of 40 — 50 basis points on Tier 1 capital, after taking into account the Cdn $250 million capital issuance.
Nasdaq Listing Rules would normally require South Financial to obtain shareholder approval with respect to the issuance of the South Financial voting preferred stock to TD. However, South Financial intends to rely on the financial viability exception provided in Nasdaq Listing Rule 5365(f) which provides that no shareholder approval is required when the delay in securing shareholder approval would seriously jeopardize the financial viability of the enterprise. The audit committee of the board of directors of South Financial has approved the reliance on the Nasdaq financial viability exception.
Investor information and call:
The call will be audio webcast live at www.td.com/investor/ at 8:30 a.m. ET and is expected to last about 60 minutes. The call and webcast will feature presentations by TD executives on the transaction and will be followed by a question-and-answer period.
The presentation material referenced during the call will be available on the website at www.td.com/investor/calendar_arch.jsp. A listen-only telephone line will be available at 416-644-3417 or 1-800-814-4861 (toll free).
Advisors
BofA Merrill Lynch and Goldman Sachs & Co. are serving as joint financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to TD and TD Bank in this transaction. Morgan Stanley is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to TSFG in this transaction.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world’s leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
About TD Bank, America’s Most Convenient Bank(R)
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. TD Bank is a trade name of TD Bank, N.A. For more information, visit www.tdbank.com.
Caution Regarding Forward Looking Information and Additional Information

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the bank will realize the anticipated benefits related to the acquisition of The South Financial Group, Inc.
Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
For further information: Media: Mohammed Nakhooda, (416) 983-8622,
mohammed.nakhooda@td.com; Jennifer Morneau, (207) 761-8762,
jennifer.morneau@tdbanknorth.com; Investor Relations: Rudy Sankovic, (416) 308-9030 or toll-free at (866) 486-4826, tdir@td.com

THE FOLLOWING IS AN EMAIL SENT TO ANALYSTS ON MAY 17, 2010
— ANALYST EMAIL —
Good morning,
Today, TD Bank Financial Group announced that it has entered into an agreement to acquire The South Financial Group, Inc.
News Release (17May2010NewsRelease.pdf)
Presentation Slides (14May2010Presentation.pdf)
The documents attached are also available on the TD Investor Relations website at http://www.td.com/investor
For your convenience, below is the information for the conference call this morning:
Conference Call: TD enters into an agreement to acquire The South Financial Group, Inc.

Date:	Monday May 17, 2010

Time:	8:30 a.m. ET

Dial-In Numbers:	416-644-3417 or 1-800-814-4861 (toll free). Individuals are encouraged to call in beginning at 8:15 a.m. ET

Webcast:	Accessible at www.td.com/investor

Presentation Material:	Available at http://www.td.com/investor/calendar_arch.jsp

Playback and Webcast Archive:	Consistent with regulatory requirements, the conference call replay is expected be available before the end of day May 19, after the related SEC filings are complete.
Thank you kindly.
Regards,
Fathima

Fathima Jaffer, MBA
Associate, Investor Relations
TD Bank Financial Group
55 King Street West, 15th Floor
Toronto, Ontario M5K 1A2
fathima.jaffer@td.com
(: 416.308.7360
www.td.com/investor

     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS AN EMAIL SENT TO INVESTORS ON MAY 17, 2010
— INVESTOR EMAIL —
Good morning,
Today, TD Bank Financial Group announced that it has entered into an agreement to acquire The South Financial Group, Inc. To access the news release, presentation slides and conference call webcast, please visit the TD Investor Relations website at http://td.com/investor/
For your convenience, below is the information for the conference call this morning:
Conference Call: TD enters into an agreement to acquire The South Financial Group, Inc.

Date:	Monday May 17, 2010

Time:	8:30 a.m. ET

Dial-In Numbers:	416-644-3417 or 1-800-814-4861 (toll free). Individuals are encouraged to call in beginning at 8:15 a.m. ET

Webcast:	Accessible at www.td.com/investor

Presentation Material:	Available at http://www.td.com/investor/calendar_arch.jsp

Playback and Webcast Archive:	Consistent with regulatory requirements, the conference call replay is expected be available before the end of day May 19, after the related SEC filings are complete.
Thank you kindly.
Regards,
Fathima

Fathima Jaffer, MBA
Associate, Investor Relations
TD Bank Financial Group
55 King Street West, 15th Floor
Toronto, Ontario M5K 1A2
fathima.jaffer@td.com
(: 416.308.7360
www.td.com/investor
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD
BANK, AMERICA’S MOST CONVENIENT BANK ON MAY 17, 2010

To:	TD Bank Employees

From:	Bharat Masrani, President & CEO
TD Bank, America’s Most Convenient Bank

Subject:	FYI: Exciting Opportunity to Grow TD Bank
Please share with your teams as appropriate.
I’m thrilled to share the news of an exciting opportunity that will accelerate our growth and expansion plans. This morning we announced in the attached press release that TD Bank Financial Group intends to acquire The South Financial Group, Inc, including its 176 Stores — 66 in Florida, 83 in South Carolina and 27 in North Carolina.
This acquisition, upon regulatory and shareholder approval, would expand our Florida network to 169 Stores — 7th largest in the state by locations! It also would enable us to bring the TD Bank, America’s Most Convenient Bank brand to the Carolinas.
Unassisted Acquisition — Different From Recent Florida Transactions
Today’s announcement is different from our recent FDIC-assisted transactions. As we have said previously, we would consider opportunities to acquire companies on an unassisted basis, when the risks are ones that we can understand and manage. South Financial presented us with such an opportunity, so we decided to act.
With Riverside Bank, First Federal and AmericanFirst, we completed the acquisitions on the same day we announced them. In this case, the transaction cannot close until after the required regulatory and shareholder approvals have been received. Until that happens, South Financial will operate as a completely separate company.
Growing our Footprint
Today’s announcement is all about our continued growth. This is an exciting way to rapidly expand our footprint in Florida and extend it into the Carolinas. Subject to regulatory and shareholder approval, we expect this transaction to close in TD’s fiscal third quarter, 2010.
Expected Rebranding Planned for 2011
We look forward to welcoming South Financial to the TD family. Pending the required approvals, we expect to rebrand South Financial locations as TD Bank Stores in 2011, when they will begin selling TD products to their Customers. We’ll also introduce our retail expertise, unparalleled convenience and legendary service into the South Financial footprint.

If you receive any inquiries from the media, please contact Jennifer Morneau at 207-761-8762. To answer your immediate questions, we have developed a brief Q&A document, which is also attached. We will provide more information when it becomes available.
I am extremely excited about this transaction; it is a significant step forward for our Customers, Employees and Shareholders. Together with the strength of TD Bank Financial group, we truly are Building The Better Bank!
Bharat
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION THAT WAS MADE AVAILABLE TO EMPLOYEES OF THE
TORONTO-DOMINION BANK AND TD BANK, AMERICA’S MOST CONVENIENT
BANK ON MAY 17, 2010
The South Financial Group, Inc. Announcement
Q&A
May 17, 2010
Who is The South Financial Group, Inc.?
The South Financial Group, Inc. is a bank holding company operating a top 40 U.S. commercial bank with 176 locations — 83 Stores in South Carolina, 66 in Florida and 27 in North Carolina. The company conducts banking operations in North and South Carolina as Carolina First Bank and in Florida as Mercantile Bank.
Why are we making this acquisition now?
This is another great opportunity to fill out our U.S. footprint and strengthen the TD Bank, America’s Most Convenient Bank ®, brand in attractive markets. This is a great franchise that would fill out our U.S. footprint and strengthen the TD Bank brand in attractive markets. It also introduces the TD Bank brand to North and South Carolina, where South Financial is an established commercial bank.
Why are we making this unassisted deal?
South Financial fits within our framework of only taking risks that we can understand and manage. It is a good fit and an attractive opportunity for TD Bank, and we undertook extensive due diligence on South Financial’s loan book, branches and operations before deciding to proceed with this transaction.
How many of South Financial’s Stores would we keep?
We would expect to keep the vast majority of the locations. There is minimal overlap with our locations and those we gained with the FDIC-assisted transactions announced in April. This acquisition is about growth, expanding our footprint in Florida and filling out our Maine-to-Florida footprint.
When would we rebrand the Stores?
Provided that we receive regulatory and shareholder approval, we anticipate rebranding South Financial locations in 2011, when they will begin selling the TD Bank products to their Customers.
Does South Financial have any troubled assets or problems with its loan portfolio?
Yes, South Financial has been impacted by the current economic downturn. However, their current senior management team — who will stay on to help with the combined company’s future growth plans in Florida and the Carolinas — has made good progress in improving operations and risk oversight. They also have good, hands-on lending experience in the Carolinas market. We feel we have the necessary skills to manage troubled assets over time and this transaction fits within our framework of only taking risks that we can understand and manage.
Does the South Financial acquisition fit with the TD Bank, America’s Most Convenient Bank retail model and culture?
We believe the vast majority of these locations fit within our retail model. We’ve spent time getting to know South Financial’s current senior management team as part of the due diligence process and we also feel there is good alignment of culture, experience and expertise.
Will we be bringing the TD Bank, America’s Most Convenient Bank model to South Financial?
Yes, we believe the TD shield is a recognized sign of strength in financial services, and our positioning as “America’s Most Convenient Bank” will give us a unique brand identity that resonates with Customers and is a clear differentiator in the market. Our model will give Customer-facing Employees in these locations strong support for delivering unparalleled convenience and a legendary Customer experience.

2
Are we planning to bring 7-day banking and extended hours to all locations of South Financial (Carolina First and Mercantile Bank)?
Our plan always has been to own the service and convenience space in all the markets where we do business. We will provide longer hours than anyone else in our markets. This means we may increase hours in these locations to be best in market.
Do we plan to maintain South Financial’s offices in Greenville, S.C.?
We do envision maintaining a credible corporate presence in Greenville, S.C.
How will this announcement affect South Financial’s Employees?
We will work with Employees to ensure they are notified of any changes in a timely manner after closing. All transition plans will be pending regulatory and shareholder approval of the transaction. As always, we are committed to treating all Employees fairly and equitably during this process.
Will the South Financial integration be difficult?
The strength and expandability of the new technology platform we created for our recent Integration will enable us to work with South Financial executives to seamlessly migrate their Stores and operations into our network.
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD
BANK, AMERICA’S MOST CONVENIENT BANK ON MAY 17, 2010
May 17, 2010

To:	All Employees

From:	Bharat Masrani, President and CEO
TD Bank, America’s Most Convenient Bank

Subject:	FYI: Exciting Opportunity for Growth
I’m thrilled to share the news of an exciting opportunity that will accelerate our growth and expansion plans. Today we announced that TD Bank Financial Group intends to acquire The South Financial Group, Inc., including its 176 Stores – 66 in Florida, 83 in South Carolina and 27 in North Carolina.
This acquisition, upon regulatory and shareholder approval, would expand our Florida network to 169 Stores – 7th largest in the state by locations! It also would enable us to bring the TD Bank, America’s Most Convenient Bank ® brand to the Carolinas.
Our Continued Growth
Today’s announcement is about our continued growth. This is an exciting way to rapidly expand our footprint, while increasing our loan portfolio. We look forward to welcoming South Financial to the TD family. Subject to regulatory and shareholder approval, we expect this transaction to close in TD’s fiscal third quarter and we anticipate rebranding South Financial locations as TD Bank Stores in 2011.
Integration Progress Continues
I want to emphasize that this announcement will not impact our ongoing integration and conversion activities in Florida. Thanks to all of you, we are making excellent progress on the integration of Riverside Bank, AmericanFirst and First Federal Bank, and we look forward to continuing to work together toward completing our conversion and rebranding to TD Bank later this year.
Unassisted Transaction
Today’s announcement is different from our recent FDIC-assisted transactions, which we closed the same day we announced them. In the case of today’s announcement, the transaction cannot close until the required shareholder and regulatory approvals have been received. Until that happens, South Financial will operate as a completely separate company.
Please see the attached news release for further details. If you receive any inquiries from the media, please contact Jennifer Morneau at 207-761-8762.
I am extremely excited about this transaction; it is a significant step forward for our Customers, Employees and Shareholders. We truly are Building The Better Bank!
Bharat

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’ S MOST CONVENIENT BANK ON MAY 17, 2010
More Growth for TD Bank!
TD just keeps on growing – and growing fast! Today we announced that TD Bank Financial Group entered into an agreement to acquire The South Financial Group, Inc. This would give us an additional 66 stores in Florida and – how cool is this – our first Stores in North and South Carolina! That’s right, it would give us 83 Stores in South Carolina and 27 in North Carolina!
Of course, this is all subject to the approval of regulators and The South Financial Group Inc.’s shareholders. If approved, this acquisition would bring us to a total of 169 Stores in Florida – WOW! The Florida market is rockin’! And we are equally excited about the opportunity to introduce our brand and WOW! culture to the Carolinas!
We look forward to welcoming South Financial to the TD family! We hope to close this transaction in our Q3, subject to shareholder and regulatory approvals. After that occurs, we expect to rebrand South Financial locations (operating as Carolina First Bank in the Carolinas and Mercantile Bank in Florida) as TD Bank Stores in 2011, when they would begin selling the TD Bank products to their Customers.
We’re continuing to push full speed ahead as we Build The Better Bank!
You’ll be seeing more information on this announcement in the coming months, but for now, click on the links below for details.
Press Release
Q&A
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.

The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION THAT WAS MADE AVAILABLE TO EMPLOYEES OF THE
TORONTO-DOMINION BANK ON MAY 17, 2010
TD continues to accelerate Florida growth and enters the Carolinas to further fill out Maine-to-Florida footprint
Today, we announced that we’ve agreed to buy The South Financial Group Inc., marking the latest U.S. acquisition for TD. We spoke with TD CEO Ed Clark and Bharat Masrani, CEO of TD Bank, America’s Most Convenient Bank, to get some insight into this transaction.
Ed, this is our second acquisition announcement in about a month. Can you tell us a bit about what’s driving this transaction?
Ed: Yes, it has most definitely been a busy month! As with the recent Riverside, First Federal and AmericanFirst transactions, this is about growing – and growing fast. Subject to the approval of regulators and South Financial’s shareholders, we will again expand our operations in the deposit-rich Florida market, and we will also enter the Carolinas, which helps us fill out our Maine-to-Florida footprint. We also believe these assets offer a solid financial return. The bottom line here is that we’re pushing full speed ahead as we continue to build the first truly North American bank. This is pretty exciting if you consider that just six years ago, we didn’t have a single retail banking store in the U.S.!
Bharat, can you tell us a bit more about what we’re buying? When does this acquisition close?
Bharat: South Financial is a commercial bank with 83 stores in South Carolina, 66 in Florida and 27 in North Carolina. In the Carolinas, South Financial is an established franchise with a good store network and a solid base for market share growth and asset generation. And in Florida, some of its stores are located in attractive urban centres like Miami, Orlando and Tampa. We hope to close this transaction in the fiscal third quarter, subject to shareholder and regulatory approvals. Pending those approvals, we’ll also now rank among the top ten biggest banks in Florida by both stores and deposits.
The Federal Deposit Insurance Corporation (FDIC) was involved in the Riverside, First Federal and AmericanFirst transactions. What’s different this time around?
Bharat: In the earlier transactions, we were buying certain assets and liabilities of failed banks that had been seized by the FDIC in what is known as an “assisted” transaction. The FDIC also agreed to cover part of the loan losses that we may incur. South Financial has not failed and we are buying it from its shareholders. This is a relatively small, unassisted acquisition and exactly the kind of transaction that we’ve said we’re comfortable doing. We’re confident that this is an attractive opportunity that fits within our framework of only taking risks that we can clearly understand and manage.
South Financial has posted large losses in recent quarters and the FDIC no longer deems the company to be well capitalized. Isn’t this a risky acquisition?
Ed: It’s true that like many other banks in the U.S., South Financial wasn’t immune to the economic downturn. It fell victim to the credit difficulties related to aggressive residential construction and commercial real estate lending. However, two years ago, South Financial installed a new management team. This new team has made a lot of progress in improving risk oversight and operations, making timely decisions and taking corrective action. Since we started looking at South Financial, we’ve spent a great deal of time with its management and are very comfortable with their knowledge and experience. We also conducted extensive due diligence on South Financial and are comfortable that the risks related to this transaction are ones that we can clearly understand and manage.
Are you worried that we’re moving too quickly with these acquisitions in such an uncertain economy?
Ed: I don’t think anyone has a perfect crystal ball when it comes to the economy, but we’ve said before we’re ready to take advantage of opportunities created by the market dislocation in the U.S. South Financial and the FDIC transactions are perfect examples of such opportunities and we think that they, just like the rest of our U.S. franchise, will shine brightly when the economy recovers. In terms of integration, we’re confident we have the expertise to take on that task without overextending ourselves. South Financial also has a great new management team which will help us make sure things run smoothly, both before and after the transaction closes.
Ed, does this transaction mean we’re done with acquisitions in the U.S. for now?
Ed: We’re always looking out for assets that we think can add long-term value and we’ve said before that we are capable of doing small, unassisted transactions like South Financial. We’ve also said we continue to be interested in more acquisitions that involve the FDIC. With that said, I think the talented folks on our team wouldn’t mind having a couple days to catch their breath!
To find out more about TD’s agreement to acquire South Financial, please take a look at the press release we issued today. You can find it at XXXXXXXXXXXXX.
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION THAT WAS MADE AVAILABLE TO
EMPLOYEES OF THE TORONTO-DOMINION BANK
ON MAY 17, 2010
NEWS AND VIEWS RE HUNT FINAL May 16, 2010
TD To Expand Presence in Deposit-rich Florida Market and Enter North and South Carolina – News and Views
You may have seen media coverage of TD’s agreement to acquire The South Financial Group Inc., a South Carolina-based commercial bank with operations in Florida and the Carolinas.
Key Points You Can Share:
•	South Financial is a commercial bank with 83 stores in South Carolina, 66 in Florida and 27 in North Carolina. In the Carolinas, South Financial is an established franchise with a good store network and a solid base for market share growth and asset generation. In Florida, some of its stores are located in attractive urban centres like Miami, Orlando and Tampa. We hope to close this transaction in our fiscal third quarter, subject to South Financial shareholder and regulatory approvals.

•	This transaction is all about growth as we continue to build the first truly North American bank.

•	We plan to inject our retail expertise and WOW! culture into South Financial’s stores and offer a broader suite of retail and commercial banking products. The conversion and integration process is not expected to begin until 2011, but once it’s complete, we plan to offer the same legendary customer experiences that have made us the leader in service and convenience.

•	This acquisition builds on the Florida transactions we announced last month. It’s also a relatively small transaction and the exact kind of unassisted acquisition that we’ve said we’re comfortable doing.

•	After undertaking extensive due diligence, we’re confident that this is an attractive opportunity that fits within our framework of only taking risks that we can clearly understand and manage. We think we’re getting a good franchise that offers a solid financial return with the added benefit of South Financial’s new, talented management team.

•	This transaction is subject to South Financial shareholder and regulatory approval.
          The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion

Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
          The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-
DOMINION BANK ON MAY 17, 2010
Thank you note:
Please share with anyone who may have inadvertently been left off the distribution list.
Great news — the Hunt is on! We’ll have to wait for shareholder and regulatory approvals before we can truly celebrate, but on behalf of TD’s Board of Directors and the entire Senior Executive Team, I want to thank you for the enormous effort you’ve put into Project Hunt. Your contributions were crucial to our achievement.
We only barely had time to catch our breath after the Riverside, First Federal and AmericanFirst transactions, but instead of slowing down, you showed relentless dedication and excellence in continuing to build the first truly North American bank.
It amazes me that just a month ago, we had about 30 stores in Florida. Now, pending regulatory and shareholder approval, we’ll have about 170 stores in that state! We’ll also enter the Carolinas, helping us fill out our Maine-to-Florida footprint. This would have been impossible without you. To say you’ve gone above and beyond what’s expected would be a big understatement.
This acquisition again showcased your ability to handle a complicated project under pressure and to work together toward an important common goal. I’m truly awed by the depth of talent on our team, as well as by your commitment to the bank.
Thank you!
Ed
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, PO Box 1029, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-
DOMINION BANK ON MAY 17, 2010
Please share with your teams
Acquisition will build TD’s momentum in Florida, open new markets in North and South Carolina
I’ve got some great news! As you’ll see from Bharat’s note below, we’ve just announced an agreement to acquire The South Financial Group Inc. As with the recent transactions we made in Florida with the assistance of the U.S. Federal Deposit Insurance Corporation (FDIC), this acquisition fits with our plans to build the first truly North American bank. Pending shareholder and regulatory approval, this transaction will bolster our presence in the deposit-rich Florida market and give us a strong entry point into North and South Carolina. I’m very proud of how far we have come since 2004, when TD did not have a single retail banking store in the U.S!
Why is this deal exciting to us?
Our plan is to apply our retail banking expertise and WOW! culture to South Financial’s operations and offer our broad suite of retail and commercial banking products and services to its customers.
This acquisition is not exactly like the previous ones we did in Florida, which were done with FDIC assistance. This is an unassisted and relatively small acquisition, and it’s also exactly the kind of transaction that we’ve said we’re comfortable doing. After undertaking extensive due diligence, we believe it carries risks that we can clearly understand and manage and comes with a great new management team which has worked hard since 2008 to improve South Financial’s operations.
I’m very excited about this addition to our U.S. franchise and how it positions us for future growth. Please join me in congratulating Bharat and his team on this acquisition!
Ed
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION THAT WAS MADE AVAILABLE TO
EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
ON MAY 17, 2010
Daily News Brief
May 17, 2010
Compiled by Lauren S. McClintock, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Financial Group to Acquire The South Financial Group — Press Release
TD Bank Financial Group Inc. (TSX and NYSE: TD) today announced that it has signed a definitive agreement with The South Financial Group (Nasdaq: TSFG), for TD to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either $0.28 in cash, or ..004 shares of TD common stock, for each outstanding South Financial common share. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
2.	Intelligent Investing Guest Profile — Forbes.com
Bharat Masrani is the chief executive officer and president of TD Bank. He is also a member of the TD Bank board of directors.
3.	Tenn. firm buys BrandPartners assets — New Hampshire Business Review
Identity Group of Cookeville, Tenn., has acquired from TD Bank some of the assets of Rochester-based BrandPartners.
4.	Direct bidders a new reality for Treasury auctions — Reuters
A controversial feature of recent U.S. Treasury auctions is gaining grudging acceptance among the community of banks and other financial institutions charged with linking the U.S. Treasury and the wider market for U.S. government debt. [TD Bank is mentioned.]
5.	Why is credit crunched? — Westfair Online (NY)
Interest rates on personal savings accounts are so low that it’s not even worth the IRS’ time to tax them. Indeed, banks are getting money from Uncle Sam at bargain-basement rates ranging from 0 to .5 percent. So that must mean it’s a good time for small businesses to get a loan from a bank, right? [TD Bank is mentioned.]
6.	TD Bank awards $10,000 Grant to United Way — MyCentralJersey.com

TD Bank recently awarded United Way of Greater Union County a $10,000 grant to support a Financial Stability initiative.
7.	Voters to take swing at buying country club — Worcester Telegram (MA)
Special town meeting voters will decide today whether to pursue buying Sterling National Country Club for use as a municipal golf course. TD Bank holds the mortgage for the private 18-hole golf course and country club, which closed in February. U.S. Bankruptcy Court Judge Joan N. Feeney has scheduled a hearing on the bank’s motion to permit a foreclosure auction for the property. That hearing will take place at 10:30 a.m. tomorrow, in the John W. McCormack Courthouse in Boston.
1.	SEC Chief’s Big Bet on Goldman — The Wall Street Journal
It was standing-room only in the windowless room where the Securities and Exchange Commission’s five commissioners met last month to decide whether to sue Goldman Sachs Group Inc. for fraud. From top to bottom at the beleaguered agency, staffers and lawyers who saw the giant Wall Street firm on the confidential enforcement calendar wanted to witness the drama.
2.	Fears Intensify That Euro Crisis Could Snowball — The New York Times
After a brief respite following the announcement last week of a nearly $1 trillion bailout plan for Europe, fear in the financial markets is building again, this time over worries that the Continent’s biggest banks face strains that will hobble European economies.
3.	Banking Reputation Rankings Flash Red — American Banker
The results of an exclusive survey measuring the reputations of 30 large U.S. banks are in, and if the rankings aren’t surprising, the underlying findings might be.
4.	Card Issuers Sweeten Rewards to Boost Corporate Business — American Banker
Issuers are sweetening their rewards programs for corporate credit cards in an effort to attract new employer clients and encourage employees to actually use them.
1.	TD Bank Financial Group to Acquire The South Financial Group
Transaction will add 176 new stores in the U.S. Southeast, including 66 stores in the deposit-rich Florida market
TD will enter North and South Carolina, further filling out Maine-to-Florida footprint Transaction fits within TD’s risk framework
May 17, 2010 — Press Release
CHERRY HILL, NJ /PORTLAND, ME and TORONTO, ONTARIO May 17, 2010 — TD Bank Financial Group Inc. (TSX and NYSE: TD) today announced that it has signed a definitive agreement with The South Financial Group (Nasdaq: TSFG), for TD to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either $0.28 in cash, or ..004 shares of TD common stock, for each outstanding South Financial common share. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
“This transaction represents another key milestone as we continue to build out our U.S. franchise. With the acquisition of South Financial, we’re gaining established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine-to-Florida footprint,” said Ed Clark, President and CEO, TD Bank Financial Group. “This acquisition will not only accelerate our growth, but it will also enable us to deepen our market share by offering an extensive suite of retail and commercial banking products to South Financial customers.”
“This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing,” added Mr. Clark. “After undertaking extensive due diligence, we’re confident that this is an attractive opportunity that fits within our framework of only taking risks that we can clearly understand and manage. All in all, we think we’re getting a strong franchise that offers a solid financial return, along with a good management team who will bring their expertise to help with the combined company’s future growth plans.”
The transaction is expected to close in TD’s third fiscal quarter of 2010, promptly following receipt of regulatory approvals and approval by South Financial’s shareholders. As part of the transaction, South Financial will issue voting preferred stock to TD and TD will issue 1,000 common shares to South Financial as consideration. This preferred stock will be entitled to vote with the South Financial common stock as a single class and will represent 39.9% of the total voting power after the issuance. All outstanding trust preferred securities and REIT preferred securities of South Financial will remain outstanding and any deferred dividends will be brought current after closing.
In connection with the transaction, TD’s wholly-owned subsidiary TD Bank, America’s Most Convenient Bank® (TD Bank) and Carolina First Bank, which operates under the Carolina First brand in the Carolinas and the Mercantile Bank brand in Florida, are also expected to merge. At March 31, 2010, South Financial had a total of $8.0 billion in loans and $9.8 billion in deposits ($7.8 billion excluding brokered deposits). Its network of 176 stores includes a total of 66 stores in Florida, including locations in urban centers such as Miami, Tampa and Orlando, as well as 83 stores throughout South Carolina and 27 stores in North Carolina. Upon completion of the transaction and conversion of the South Financial franchise to the TD Bank operating platform in 2011, TD Bank intends to introduce its brand, retail banking expertise and model across South Financial’s footprint. Until conversion, South Financial will continue to operate under the Carolina First and Mercantile Bank brands in the Carolinas and Florida, respectively.
South Financial: A strong commercial lender caught in downturn
“South Financial offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our franchise,” said Bharat Masrani, President and CEO, TD Bank. “We believe that we can add significant upside by applying our retail expertise and WOW! culture to this established regional bank. The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market. It also gives us a strong position in North and South Carolina, where South Financial is a leading community bank with a solid base for market share growth and asset generation.”
Following the credit difficulties associated with residential construction and commercial real estate development lending, South Financial installed a new management team in 2008. “This team has made a lot of progress in improving risk oversight and operations, making timely decisions and taking corrective action, but ultimately they determined that this was the best transaction for its shareholders and other constituents” added Mr. Masrani.
South Financial has incurred more than $1.3 billion in losses since the beginning of 2008, primarily as a result of loan charges associated with legacy residential, construction and development lending and commercial and residential mortgages in the Southeastern U.S. South Financial recently entered into a consent order with the Federal Deposit Insurance Corporation (FDIC) and the South Carolina State Board of Financial Institutions and a written agreement with the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond. These agreements include a requirement for South Financial to raise a substantial amount of capital within 120 days and reduce criticized assets. These agreements also limit South Financial’s access to brokered deposits and the rates it can pay on certain other customer deposits. As a result of these agreements, South Financial is no longer deemed to be “well capitalized” under applicable banking regulations.
Acquisition a positive outcome for South Financial shareholders, customers and employees
H. Lynn Harton, President and CEO of The South Financial Group stated: “Our board and management have conducted a broad and extensive process over the last six months to seek the best outcome for our shareholders, as well as for our customers, employees and the communities which we serve. TD is a strongly-capitalized financial institution with a prudent approach to risk management. It is committed to maintaining South Financial’s tradition of customer service and community involvement. TD’s Aaa-rated financial strength will help the combined company position itself for future success and long-term growth. Our shareholders may elect to receive TD common shares in the transaction, which provides an opportunity to receive a stock with a current dividend yield of 3.32% annually.”
South Financial’s current senior management team has agreed to stay on and are expected to be valuable contributors to the combined company’s future success. Mr. Harton who became South Financial’s CEO in 2009 will report to Mr. Masrani and join TD Bank’s management team. “The current South Financial leadership team has solid management and risk experience. In particular, they bring with them hands-on lending experience in the Carolinas and in Florida. They have been instrumental in improving South Financial’s operations in a difficult credit environment,” said Mr. Masrani. “We look forward to maintaining a strong presence in South Financial’s existing footprint and welcoming its employees to the TD Bank family.”
Additional details of the transaction
In connection with this transaction, TD intends to issue approximately Cdn $250 million worth of common shares in Canada prior to closing for prudent capital management. These common shares are not expected to be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. TD may determine to make purchases of South Financial common stock from time to time through market purchases or otherwise. The timing and nature of such purchases, if any, will depend on market conditions and applicable securities law.
The transaction is expected to be slightly accretive to TD’s earnings in fiscal 2011 and to have an impact of 40 — 50 basis points on Tier 1 capital, after taking into account the Cdn $250 million capital issuance.
Nasdaq Listing Rules would normally require South Financial to obtain shareholder approval with respect to the issuance of the South Financial voting preferred stock to TD. However, South Financial intends to rely on the financial viability exception provided in Nasdaq Listing Rule 5365(f) which provides that no shareholder approval is required when the delay in securing shareholder approval would seriously jeopardize the financial viability of the enterprise. The audit committee of the board of directors of South Financial has approved the reliance on the Nasdaq financial viability exception.
Investor information and call:
The call will be audio webcast live at www.td.com/investor/ at 8:30 a.m. ET and is expected to last about 60 minutes. The call and webcast will feature presentations by TD executives on the transaction and will be followed by a question-and-answer period.
The presentation material referenced during the call will be available on the website at www.td.com/investor/calendar_arch.jsp. A listen-only telephone line will be available at 416-644-3417 or 1-800-814-4861 (toll free).
Advisors
BofA Merrill Lynch and Goldman Sachs & Co. are serving as joint financial advisors and Simpson Thacher & Bartlett LLP is serving as legal advisor to TD and TD Bank in this transaction. Morgan Stanley is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to TSFG in this transaction.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world’s leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
About TD Bank, America’s Most Convenient Bank®
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. TD Bank is a trade name of TD Bank, N.A. For more information, visit www.tdbank.com.
Caution Regarding Forward Looking Information and Additional Information

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the bank will realize the anticipated benefits related to the acquisition of The South Financial Group, Inc.
Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Top
2.	Intelligent Investing Guest Profile Next Week’s Guest: Bharat Masrani [Coverage will be included in Daily News Brief.] By Alexandra Zendrian May 17, 2010 — Forbes.com
Bharat Masrani is the chief executive officer and president of TD Bank. He is also a member of the TD Bank board of directors.
Masrani started his banking career at TD Bank Financial Group in 1987 as a commercial lending trainee. Before becoming CEO of TD Bank in 2007, Masrani was chief risk officer at TD Bank Financial Group. He was also senior vice president and CEO of TD Waterhouse Investor Services in Europe.
Besides being on TD’s board, Masrani is on the board of directors at Maine Medical Center. He also serves on the Schulich International Advisory Council.
He and his wife, Shabnam, alternate their time between Philadelphia and Portland, Maine. They have two children.
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3.	Tenn. firm buys BrandPartners assets By Bob Sanders May 13, 2010 — New Hampshire Business Review
Identity Group of Cookeville, Tenn., has acquired from TD Bank some of the assets of Rochester-based BrandPartners.
But Identity won’t be hiring back most of the 50 workers BrandPartners laid off on April 16, when it suddenly shut it doors with more than $10 million in debt. And it won’t work out of the same building.

Identity will hire three employees from the community bank division and “reach out” to other employees as independent contractors, the company said.
“It depends what kind of opportunities comes our way,” said Tim Thomas, Identity Group’s vice president of marketing.
Identity Group, a firm owned by Saw Mill Capital of Briar Cliff, N.Y., primarily makes signs for the health-care and hospitality markets, so “Identity Group’s expansion into the community financial services market is a natural move for us. We understand signs and design,” said CEO Patrick Spear.
The company wants to focus on community banks because they were impressed by three people in that division: Rob Small, who will manage key accounts; Patti Bungard, a project manager; and Jim Maxwell, for product development, technical services and infrastructure.
“They are a terrific group who has done a tremendous job focusing on their client despite everything. They continue to serve their clients, even directing them to competitors so they will be served. It was phenomenal,” said Thomas.
Thomas said Identity has acquired none of BrandPartners’ debt. He declined to say how much Identity paid for the assets.
By the time BrandPartners shut its doors, it was $10.5 million in debt, according a filing Tuesday with the Securities and Exchange Commission.
The company owed $3 million to TD Bank, which called in its loan, and $7.5 million to its subordinated lender, Corporate Mezzanine II L.P., which chief executive James Brook previously told NHBR consisted of lenders from Kuwait.
BrandPartners employed more than 120 people last year, but has been on the decline during the recession. When it shut its doors on April 16, it left 80 people out of work. The New Hampshire Department of Labor is investigating whether it gave required notice to its workers under state and federal law.
The company said it tried to stave off the end with a “forbearance agreement” through May 5 with TD Bank the week before, though the bank could call in the loan if the company railed to repay a payroll advance on April 15.
But on April 16, the company defaulted on the note held by Corporate Mezzanine, and on April 23, TD Bank advanced an additional $50,000, in exchange for the title of two company vehicles, and offered no further advances.
BrandPartners then officially terminated all but seven employees, and those seven were laid off shortly afterwards, according to the filing. The bank served noticed on April 27 that it intended to sell the collateral on May 10.
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4.	Direct bidders a new reality for Treasury auctions By Emily Flitter May 14, 2010 — Reuters

NEW YORK, May 14 (Reuters) — A controversial feature of recent U.S. Treasury auctions is gaining grudging acceptance among the community of banks and other financial institutions charged with linking the U.S. Treasury and the wider market for U.S. government debt.
Primary dealers, the 18 firms authorized to bid on behalf of their customers at Treasury auctions, have seen their takedown share of recent auctions diminished by a growing number of Treasury buyers who have obtained their own bidding terminals.
The subject has made it to the top of lists of issues primary dealers have taken to government officials during regular meetings. When the phenomenon first began, dealers complained bitterly.
“It’s a big amount of the demand for the auction that used to go through the dealer community and is now sidestepping the dealer community,” said Rick Klingman, managing director of Treasury trading at BNP Paribas in New York.
Primary dealers have argued that these auction participants, known as direct bidders, were upsetting the auction process and could ultimately raise the U.S. government’s cost of borrowing by driving up Treasury yields.
So far, that has not happened.
Primary dealers widely concluded that Wednesday’s $24 billion 10-year note auction was a success because the high yield the government had to pay on the 10-year notes auctioned fairly matched the yield at which older 10-year notes were trading at the same time in the open market. At that auction, a quarter of the bids accepted came from direct bidders.
Instead of complaining about the high percentage of directs, however, several dealers who commented immediately following the auction said they represented strong buy-side demand — a positive for the market.
“Why are the dealers upset? I don’t know,” said John Spinello, Treasury bond strategist at Jefferies & Co. in New York, a primary dealer. “It’s more of a level playing field in my opinion for those entities going directly to the Fed and not to primary dealers.”
The Treasury Department does not release information on how many direct bidders participate in each auction or who they are, but data on the allotment of securities distributed at each auction has allowed analysts to make rough guesses about the types of institutions that make up the pool of direct bidders.
Based on Treasury data, which is released on a lag of between two weeks and a month, one set of direct bidders appears to be the institutions that are trying to obtain permission from the Federal Reserve Bank of New York to become primary dealers, such as TD Bank and MF Global. This can be determined by subtracting the percentage of an auction awarded to primary dealers from the percentage awarded to all broker-dealers.
In the shorter maturity issues such as two-year and three-year notes, the direct bid award is nearly identical to the difference between the broker-dealer total and the primary dealer award.

For 10-year notes, the direct bid appears to come from domestic investment funds. While there has been little statistical change in the amount of recent 10-year auctions awarded to foreign participants, the direct bid has increased and there has been a statistically significant increase in the amount awarded to domestic investment funds.
Some of these funds, now flush with cash pulled from other markets amid anxiety over the Greek debt crisis, may in the past have gone to dealers to place their Treasury bids. And dealers have argued that without the customer orders they used to get, they have trouble deciding what to bid at each auction.
But dealers also admit they have not changed their bidding processes. If they did, they would risk garnering criticism from the New York Fed, which keeps track of primary dealers’ bidding behavior and makes sure the dealers are living up to their commitment to take down a certain percentage of each auction.
As one Treasury market participant who did not want to be named put it: “In this environment there’s a lot more stick than there is carrot for a primary dealership.”
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5.	Why is credit crunched? By Georgette Gouveia May 14, 2010 — Westfair Online (NY)
Time was when a penny saved was a penny earned. Now a penny saved is, well, a penny.
Interest rates on personal savings accounts are so low that it’s not even worth the IRS’ time to tax them. Indeed, banks are getting money from Uncle Sam at bargain-basement rates ranging from 0 to .5 percent. So that must mean it’s a good time for small businesses to get a loan from a bank, right?
Not exactly.
Currently, small businesses can get a fixed rate of 6.5 to 7 percent, says Louis D. Scamardella — who is a counselor with the New York State Small Business Development Center in White Plains, a nonprofit organization primarily funded by the Small Business Administration that offers technical assistance. Or, he says, you can get a variable rate SBA loan at 2.75 percent plus prime, which is 3.25 percent. (Actually, the bank loans the money. Under the federal stimulus package, SBA guarantees anywhere from 75 to 90 percent of the loan.)
Still, it’s all relative, says John D’Agostino, senior vice president of business banking at Key Bank in Tarrytown: “Even though rates on deposits are low, rates on borrowing are low as well.” A 5 percent mortgage rate today, he adds, might’ve been 8 percent a couple of years ago.
Anyway, Scamardella says, “The interest rate becomes irrelevant. It’s getting the loan that’s the issue. And getting the loan is proving to be difficult. It is more difficult in the current economic climate.”

“Banks just aren’t lending,” says Benny Santella of Santella Business Solutions, an accounting firm in Montrose. “I’ve seen it with some of my own clients. It’s very difficult even to get a credit line or a credit line extended.”
Bankers — who’ve been burned in the past for lending to every Tom, Dick and Harry — see it differently.
“No bank has stopped lending to small businesses,” D’Agostino says. “But we’re under the scrutiny of federal regulators to make pristine loans.”
Besides, says Stephen Dormer, executive vice president of commercial lending and strategic planning at Provident Bank in Montebello, “Small businesses have been reluctant to borrow. Instead, they’ve been shedding debt.”
The credit crunch is beginning to ease. Confidence levels are rising, says Dormer, whose bank is among those — along with Key Bank — that have been advertising and lending, often to new customers, throughout this thorny period.
On May 20, TD Bank will be conducting a “Small Business Blitz” in Westchester County, meeting face-to-face with small-business owners it’s identified.
Meanwhile, businesses that have been denied a loan from one bank may have a shot at another through the Second Look Program, Credit for Success — now available throughout New York state, thanks to Sen. Charles E. Schumer, Scamardella says.
Among those taking advantage of the program is Benny Santella, who plans to use his loan, once it’s finalized, to consolidate his debt and hire part-time help to expand his accounting business into the area of financial services.
“The bigger banks have certain criteria, and if you don’t fit those, that’s it,” Santella says. “Second Look looks at the individual ... and analyzes what you’re going to do.”
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6.	TD Bank awards $10,000 Grant to United Way May 16, 2010 — MyCentralJersey.com
ELIZABETH — TD Bank recently awarded United Way of Greater Union County a $10,000 grant to support a Financial Stability initiative.
“Earn It, Keep It, Save It,” is United Way’s three-tiered approach for Union County residents, which provides a system of resources to families and individuals to gain educational opportunities to earn a livable wage, keep that wage through maximizing their income tax benefits by filing for the Earned Income Tax Credit (EITC) and learning to save by understanding the fundamentals of financial management.
“Providing awareness and availability to the public for the Earned Income Tax Credit Program and other income subsidy benefits are essential,” said James W. Horne Jr., president and CEO of United Way of Greater Union County. “With this county-wide system approach to Financial Stability, United Way is able to more effectively utilize financial resources from various private and public funding streams to increase the positive measureable outcomes in the community.”
Utilizing UWGUC’s five established Family Success Centers, which are community-based, family-centered neighborhood gathering places where residents can go for various support, information and services, United Way seeks to ensure that services are culturally competent for the community being served and easily accessible to the residents.
For more information on United Way of Greater Union County, visit www.uwguc.org.
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7.	Voters to take swing at buying country club By Patricia Clark May 17, 2010 — Worcester Telegram (MA)
STERLING — Special town meeting voters will decide today whether to pursue buying Sterling National Country Club for use as a municipal golf course.
The country club, on Albright Road, has filed bankruptcy. Selectmen and members of the Finance and Capital committees have been meeting in closed session for months regarding the proposal.
TD Bank holds the mortgage for the private 18-hole golf course and country club, which closed in February. U.S. Bankruptcy Court Judge Joan N. Feeney has scheduled a hearing on the bank’s motion to permit a foreclosure auction for the property. That hearing will take place at 10:30 a.m. tomorrow, in the John W. McCormack Courthouse in Boston.
The 243-acre course, which extends from Sterling into Lancaster, shut down in February and was put up for foreclosure by the bank. It went into bankruptcy April 9 when the owners, Sterling Property Holder Limited Partnership, filed for Chapter 7 protection, seeking to liquidate all assets.
The special town meeting begins at 6:30 and the annual meeting follows at 7 p.m. at the Chocksett School on Boutelle Road.
Annual town meeting voters will be asked to approve an operating budget of $8,985,108, plus two separate contributions to the Wachusett Regional School District. One article funds the town’s school assessment for $8,579,105, while an additional item seeks $797,004.
Voters will also decide whether a park and playground at Muddy Pond Road, known as Sterling Greenery Community Park, will be officially dedicated as a public park. The park committee seeks $40,000 for playground equipment and $50,000 for maintenance and equipment, which is reimbursable through a grant program only if the town approves the full $90,000.
Also, the 1835 Town Hall Committee seeks $70,000 for design plans for accessibility improvements on the building. Another article seeks $66,500 for Town Common repairs.
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INDUSTRY NEWS
1.	SEC Chief’s Big Bet on Goldman By Monica Langley, Kara Scannell, Susan Pulliam and Susanne Craig May 15, 2010 — The Wall Street Journal
It was standing-room only in the windowless room where the Securities and Exchange Commission’s five commissioners met last month to decide whether to sue Goldman Sachs Group Inc. for fraud. From top to bottom at the beleaguered agency, staffers and lawyers who saw the giant Wall Street firm on the confidential enforcement calendar wanted to witness the drama.
Once the enforcement team laid out its recommendation to sue Goldman — arguing that the firm had misled investors about highly complex securities linked to the cratering mortgage market — the commissioners questioned the lawyers on the strength of the evidence. They also debated whether the SEC was essentially sailing into uncharted territory by attacking a relatively new financial product. “I have serious doubts about the evidence of fraud” prevailing in court, said Troy Paredes, one of the two Republican appointees on the commission, according to two people in the room.
The enforcement staff argued that it could build a record strong enough to support the fraud charges. Finally, SEC Chairman Mary Schapiro called for a vote, even though it was obvious there was serious disagreement among the commissioners. In the end, the two Democratic commissioners voted for the case to proceed and the two Republicans against. Ms. Schapiro, an independent named by President Obama, cast the deciding vote to go ahead.
It was a career-defining moment for Ms. Schapiro, and a gut-churning roll of the dice. The suit is shaping up as one of the most explosive confrontations in Wall Street history, pitting the world’s most profitable securities firm against a regulatory agency with a battered reputation as a watchdog. The decision to proceed without unanimous agreement from the commissioners — unusual in such a high-profile case — exposed the agency to accusations that its actions were influenced by politics despite its nominally independent status. The agency denies any political agenda.
There’s no denying that the SEC could use a big win for its own bureaucratic health. During an April 2009 meeting with top enforcement-division lawyers, Ms. Schapiro warned that the agency needed to prove its mettle quickly in going after Wall Street malefactors. She reminded them of the SEC’s failure to detect fraudster Bernard L. Madoff.
“If we don’t get serious about this process, we may cease to exist,” she said, according to several people at the meeting.
Ms. Schapiro — never before known as a hard-nosed enforcer during her long career as a Wall Street regulator — is gambling that she can at least extract a humbling, costly settlement from Goldman, which denies it duped investors. The lawsuit says Goldman broke the law by selling a collateralized debt obligation called Abacus 2007-AC1 without disclosing that hedge-fund firm Paulson & Co. helped to pick some of the underlying securities and was betting on the deal’s decline.
At the moment, despite a case that appears far from airtight, the 54-year-old SEC chief seems to have Goldman on the defensive. Settlement talks began last week, and Goldman

Chairman and Chief Executive Lloyd C. Blankfein has for the first time faced questions from investors about his whether he should continue as the firm’s leader. Mr. Blankfein said at last week’s annual meeting that he has no plans to step down.
This account of how the SEC decided to pursue Goldman and how the Wall Street giant responded is based on dozens of interviews with regulators, executives, traders, lawyers and other people with knowledge of the situation.
The interviews reveal that people were coming to the SEC to complain about Goldman’s mortgage-related dealings at least as far back as January 2008. That’s when an Australian hedge fund that blames Goldman for a $100 million loss on a bond deal showed up at the agency with a stack of documents.
Goldman has struggled to contain the damage in the wake of its initial pledge to fight the charges. Its shares have fallen 22%, wiping out more than $20 billion of the firm’s stock-market value. It is facing a federal criminal probe of its mortgage business. Goldman declines comment on the criminal investigation.
The SEC’s willingness to challenge Goldman represents a big shift for the agency. In recent years, it has pursued investigations that were controversial or that sought large fines only if there was consensus among its five commissioners. Some current and former SEC lawyers say employees in the trenches took this to mean that there was little appetite for tough cases.
Morale plunged when the Madoff fraud was exposed in December 2008. One ex-SEC lawyer was asked at his mother’s birthday party: “How does it make you feel that your agency is absolutely incompetent?”
The roots of the Goldman case extend back to before Ms. Schapiro took over in January 2009. After the U.S. housing market collapsed in 2007, agency officials launched a subprime-mortgage working group led by Reid Muoio, now 43 years old, a veteran of bribery and insider-trading cases who had worked his way up to deputy chief of a new unit focusing on complex financial products. Within the agency, he was known for blunt talk and an aggressive style.
In January 2008, the working group got a break in its effort to understand how Wall Street profited from soured mortgage deals.
David Mapley, a former outside director for an Australian hedge fund, Basis Yield Alpha Fund, called an SEC lawyer to complain about a Goldman mortgage-related investment product called Timberwolf I Ltd.
“Our belief is the trade was portrayed in a fraudulent manner,” Mr. Mapley told an SEC lawyer, complaining that Goldman misled the hedge fund about an investment that cost Basis about $100 million when housing prices tumbled. That March, Mr. Mapley and two Basis executives met with 11 SEC investigators, including Mr. Muoio, for several hours.
The SEC investigators said they already were working on a case related to Timberwolf, according to a person who attended the meeting, and that it had questioned Daniel Sparks, the head of Goldman’s mortgage department, about Timberwolf.

It is unclear how the information about Timberwolf figured into the SEC’s investigation of Goldman’s mortgage dealings. In a January 2008 securities filing, Goldman disclosed that the SEC had requested information about subprime loans.
Prior to taking over the SEC, Ms. Schapiro had led the Financial Industry Regulatory Authority, Wall Street’s self-regulatory body. It, too, had failed to detect the Madoff scandal, and enforcement fines against securities firms shrank near the end of her tenure there.
Two months after becoming SEC chief, she taped to her office door a note about the agency’s work: “How does it help investors?” She began putting in 12-hour workdays, eating lunch at her desk, working Sundays and firing off emails into the early-morning hours.
Soon after being sworn in, Ms. Schapiro recruited Robert Khuzami, head of the U.S. legal division of Deutsche Bank AG, as her enforcement chief. She said she wanted someone who would help the SEC to restore its swagger. The former federal prosecutor, who had helped convict blind sheik Omar Abdel Rahman in the 1993 World Trade Center bombing case, challenged agency lawyers to either file stagnant cases or drop them.
He assembled 10 different groups to analyze how the SEC should change. A PowerPoint presentation about the shakeup of the enforcement division, circulated anonymously by SEC employees, compared Mr. Khuzami to Michael Corleone in “The Godfather.”
One of Ms. Schapiro and Mr, Khuzami’s biggest priorities was building what SEC officials called a “body of work” in mortgage lending by bringing enforcement actions.
The SEC’s investigation of Goldman eventually yielded eight million documents, according to Goldman. It isn’t clear why investigators eventually zeroed in on the $1 billion Abacus deal, completed in April 2007.
In filings related to the suit, Goldman said the SEC had interviewed five current or former Goldman employees with knowledge of the Abacus deal.
Depositions of key Goldman employees and clients began around the spring of 2009 and lasted at least through January 2010, according to a person familiar with the situation.
Last July 29, agency officials called Goldman to tell the firm it was being served with a Wells notice — a formal warning that civil fraud charges could be forthcoming. Shocked Goldman lawyers and executives took notes as the SEC laid out its accusations against the company.
In a September submission to the SEC aimed at fending off an enforcement action, Richard Klapper, a Sullivan & Cromwell lawyer representing Goldman, said, “If this matter is litigated, Goldman Sachs is confident that a fuller record — including its own discovery of all transaction participants — will underscore that no one in fact considered Paulson’s role important and that no one was misled.”
As tensions mounted, the SEC told Goldman that the company wasn’t moving fast enough to provide documents and responses to the agency, which the SEC saw as a stalling ploy known as “slow walking.”
Inside Goldman, some contended that Mr. Khuzami had a conflict of interest because of his previous job at Deutsche Bank, a Goldman competitor, according to people familiar with the situation. The German bank, like Goldman, created collateralized debt obligations.

An SEC spokesman said Mr. Khuzami’s involvement in the case fully complies with ethics guidelines.
In March, Goldman’s lawyers called the SEC for an update on the case. The call wasn’t returned, Goldman says.
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2.	Fears Intensify That Euro Crisis Could Snowball By Nelson D. Schwartz and Eric Dash May 17, 2010 — The New York Times
After a brief respite following the announcement last week of a nearly $1 trillion bailout plan for Europe, fear in the financial markets is building again, this time over worries that the Continent’s biggest banks face strains that will hobble European economies.
In a sign of the depth of the anxiety, the euro fell Friday to its lowest level since the depth of the financial crisis, as investors abandoned the currency as well as stocks in favor of gold and other assets seen as offering more safety.
In trading early Monday morning, the euro declined again, managing at one time to reach a four-year low relative to the dollar.
The president of the European Central Bank, Jean-Claude Trichet, in an interview published Saturday, warned that Europe was facing “severe tensions” and that the markets were fragile.
For Europe’s banks, the problems are twofold. Short-term borrowing costs are rising, which could lead institutions to cut back on new loans and call in old ones, crimping economic growth.
At the same time, seemingly safe institutions in more solid economies like France and Germany hold vast amounts of bonds from their more shaky neighbors, like Spain, Portugal and Greece.
Investors fear that with many governments groaning under the weight of huge deficits, the debt of weaker nations that use the euro currency will have to be restructured, deeply lowering the value of their bonds. That would hit European financial institutions hard, and may ricochet through the global banking system.
Bourses and bank shares in Europe plunged on Friday because of these fears, with Wall Street following suit. Shares were also down in Tokyo and Australia in early trading on Monday.
“This bailout wasn’t done to help the Greeks; it was done to help the French and German banks,” said Niall Ferguson, an economic historian at Harvard. “They’ve poured some water on the fire, but the fire has not gone out.”

The European rescue plan, totaling 750 billion euros, is intended to head off the risk of default but would vastly increase borrowing. That could hamstring Europe’s nascent recovery.
Indeed, it was too much debt that caused the problem in the first place: a new report by the International Monetary Fund warns that “high levels of public indebtedness could weigh on economic growth for years.”
The world’s budget deficit as a percentage of gross domestic product now stands at 6 percent, up from just 0.3 percent before the financial crisis. If public debt is not lowered back to precrisis levels, the I.M.F. report said, growth in advanced economies could decline by half a percentage point annually.
To be sure, not all of the trends are negative. A lower euro will actually make European exports — be it German automobiles or Italian leather — more affordable and more competitive around the world. And Greece, Spain and Portugal took the first steps last week toward enacting austerity measures that would reduce their budget deficits.
Those steps were not enough to prevent a flare-up in money market funds, a crucial but little-noticed corner of the financial system in which American investors provide more than $500 billion in short-term loans to help European banks finance their daily operations.
The cash comes from conservative funds that hold the savings of big American corporations and individual American consumers.
So far, the proposed rescue package has failed to ease worries at these funds, which have cut back on loans to European banks and are demanding higher rates and quicker repayment.
“More people are making the yes or no decision to pull out of the market and keep their money closer to home,” said Lou Crandall, the chief economist of Wrightson ICAP, a money market research firm.
Initially, it was Greek and Portuguese banks that got the cold shoulder from American lenders. But over the last two weeks big banks in Spain, Ireland and Italy have struggled to secure short-term funds from the United States as the anxiety has spread.
By Friday, even banks in solid European economies like France, Germany and the Netherlands were caught in the undertow, according to market analysts and traders.
“Investors are waiting to see whether the stability package can be put into place,” said Alex Roever, a short-term fixed-income analyst for J.P. Morgan Securities.
“Until investors get a better feel, we are hung in limbo.”
Because of the pullback by American lenders, the rate banks charge one another for overnight loans, known as Libor for the London Interbank Offered Rate, has been steadily climbing. And the significance of Libor stretches far beyond Europe’s shores: that is the benchmark that helps determine the interest rate on many mortgages and credit cards held by American consumers.
Bank borrowing rates are still well below where they were at the height of the crisis. Fears that the problems in Europe could rebound in the United States, however, led the Federal

Reserve to restart lines of credit to the European Central Bank and other central banks in conjunction with the European rescue package announced a week ago.
The move ensured that European institutions would be able to borrow dollars to lend to their clients, but that is more expensive than relying on private investors.
“We didn’t do so out of any special love for Europe,” Narayana R. Kocherlakota, the president of the Federal Reserve Bank of Minneapolis, told a group of small-business owners in Wisconsin on Thursday. “We’re American policy makers, and we make decisions to keep the American economy strong.” However, he said, “The liquidity problems in European markets were showing signs of creating dangerous illiquidity problems in our own country’s financial markets.”
That is not the only domino that could fall.
While the direct exposure of American banks to Greece is minimal, American financial institutions are closely intertwined with many big European banks, which in turn have large investments in the weaker European nations.
For example, Portuguese banks owe $86 billion to their counterparts in Spain, which in turn owe German institutions $238 billion and French banks $220 billion. American banks are also big owners of Spanish bank debt, holding nearly $200 billion, according to the Bank for International Settlements, a global organization serving central bankers.
Furthermore, financial policy makers find themselves running out of weapons in their arsenal.
After borrowing trillions to stimulate their economies and ease credit concerns during the last wave of fear in late 2008 and early 2009, governments cannot borrow trillions more without risking higher inflation and shoving aside other borrowers like individuals and companies. Short-term interest rates, already near zero in the United States, cannot be lowered any further. And vital steps like raising taxes or cutting spending increases could snuff out the beginnings of a recovery in northern Europe and worsen the pain in recession-battered economies like Spain, where unemployment recently passed 20 percent.
With the exception of wartime, “the public finances in the majority of advanced industrial countries are in a worse state today than at any time since the industrial revolution,” Willem Buiter, Citigroup’s top economist, wrote in a recent report.
“Restoring fiscal balance will be a drag on growth for years to come.”
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3.	Banking Reputation Rankings Flash Red Better grades hinge on ethical conduct, not just products By Heather Landy May 17, 2010 — American Banker
The results of an exclusive survey measuring the reputations of 30 large U.S. banks are in, and if the rankings aren’t surprising, the underlying findings might be.

One of the smallest banks in the survey, New York Community Bank, tops the list of the most reputable banks. Meanwhile big companies such as Bank of America, Goldman Sachs and Citibank populate the bottom. Ally Bank earned strong marks for innovation, giving the fledgling online retail bank subsidiary of the former GMAC LLC the No. 3 spot, just under SunTrust Banks.
It is hard not to be drawn into the horse-race aspect of these kinds of surveys, but beneath the rankings — compiled for American Banker by the Reputation Institute, which conducted an online poll of nearly 7,800 consumers in January and February — bankers can find data that is more valuable than the bragging rights of high scorers, more jarring than the alarms that might be going off for low scorers and more instructive than anything individual consumers might be able to verbalize about what matters to them.
A regression analysis by the Reputation Institute shows that governance, or how a company behaves with respect to ethics and transparency in its business dealings, is the most influential factor in a bank’s reputation, accounting for 15.9% of the overall score, edging out products and services, at 15.7%. In broader corporate America, a company’s products and services are the biggest driver of reputation, accounting for more than 18% of the score, which explains why Johnson & Johnson, Kraft Foods and Kellogg’s dominate the Reputation Institute’s annual survey of 150 large companies across a variety of industries.
Banks are different, and not just because the financial crisis has raised specific concerns about their governance.
While people are plenty emotional about money, their heartstrings generally are not tugged by checking and savings products the way they are by the memory of a bottle of baby shampoo on the edge of a bathtub, or by the simple act of purchasing the same brand of macaroni and cheese they enjoyed as kids and making it for their own children. The implication here is that banks connect differently with customers, and based on the survey results — top-ranked New York Community received a score of 69.08, compared with 85.82 for Johnson & Johnson, the top scorer in the Reputation Institute’s broader survey of 150 large companies across a variety of industries — most banks are still struggling to make the connection at all.
Before the advent of deposit insurance, banks often appealed to customers by erecting grand buildings that telegraphed the idea that they were safe repositories for people’s money. More recently banks have been trying to win the hearts and minds of customers by advertising their online statements and other evidence of environmental friendliness.
Anthony Johndrow, a managing director in the Reputation Institute’s New York office, said banks need to search harder for a theme that not only resonates with the public interest but elevates the sense of esteem, trust and admiration they engender.
“It’s not ‘green,’ and it’s not Gothic columns and bank vaults,” Johndrow said. “No one broke 70 here” in the scoring for banks, “which means no one has figured it out yet.”
The 60.9 average score in our survey was weak — not Freddie Mac-AIG-Halliburton weak (none of those companies scored above 35 in the Reputation Institute’s broader survey of 150 large companies), but weak enough to leave the banking industry just two points away from the Reputation Institute’s cutoff line for scores implying vulnerability.
In an ironic twist given the industry’s recent history, financial results was the area where banks scored highest on average, with survey respondents generally agreeing that the banks are high-performance companies. But there are several other important factors that consumers weigh when assigning reputations to companies. They also consider corporate citizenship, perceived workplace environment, leadership within the company and in the community and level of innovation.
“Consumers are making decisions and judgments about you based on all of these factors,” Johndrow said. “They might not have the right information, but that’s because you haven’t given it to them. [Banks] should be telling people their story.”
That’s what Citizens Financial Group Inc. is trying to do with the advertising campaign it kicked off last week. In different television spots, Citizens, the Providence, R.I., holding company for Citizens Bank and Charter One, touts its role as an engine for local commerce, its electronic banking services, its employees’ community volunteer work and its roots in an historically important industry.
“A brand is always a little bit aspirational,” conceded Ellen Alemany, Citizens’ chairman and chief executive. But connecting with customers on a personal, emotional level is key. “If you’re a middle-market company and you’re only dealing with one or two banks, and this is your lifeblood, you want to have a relationship where you know the senior people and you share values,” she said.
Citizens, a subsidiary of Royal Bank of Scotland PLC, ranked 13th on the survey, sandwiched between Zions Bank of Salt Lake City and Union Bank of San Francisco. Alemany said she wasn’t surprised to see regional banks do relatively well.
“I worked for years at money centers who try to pretend to be local and community, and they really aren’t. And we do it,” said Alemany, who started her career at JPMorgan Chase & Co. predecessor Chase Manhattan Bank and then spent 20 years at Citi.
Chase ranked 20th in the survey, between M&T Bank and Comerica. Citi came in last, 3 points behind Goldman Sachs.
There is a precedent for turnarounds by reputationally challenged companies. Remember all the talk about greedy oil companies? ExxonMobil, Chevron and Sunoco boosted their scores more than 5 points apiece (on a 100-point scale) this year in the Reputation Institute’s broad survey of 150 large companies. Drugmakers also have recovered nicely from damaging developments of several years back, including liability lawsuits over the painkiller Vioxx.
Compared with oil or drug companies, banks have more points of direct customer contact, creating extra chances to sway opinion. But if the front lines of a bank aren’t up to snuff, the opportunity can quickly turn into a risk.
“The employees of a bank have the most significant role to play in the loyalty that a customer has to that bank,” said Shep Hyken, the author of “The Cult of the Customer” and a frequent speaker on customer service topics.
Of course, it is easy for banks to pay lip service to reputation. But more banks actually seem to be thinking about reputational risk now, in addition to the credit and market risks they typically focus on, said Eleanor Bloxham, CEO of Value Alliance Co., which advises boards on governance issues. The problem is that most banks have been woefully slow to address the public’s concerns by issuing mea culpas or even just promising to rethink their business practices. But there still may be time to make amends.

“I don’t think it’s too late,” Bloxham said. “I actually think that people are really quite open and willing to change their perspective if it’s warranted. The fact that it’s dismal now should not be a deterrent.”
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4.	Card Issuers Sweeten Rewards to Boost Corporate Business By Andrew Johnson May 17, 2010 — American Banker
Issuers are sweetening their rewards programs for corporate credit cards in an effort to attract new employer clients and encourage employees to actually use them.
Corporate credit cards are more common at large companies, and observers say small and midsize businesses offer a largely untapped market. To reach it, issuers are using a two-pronged strategy to encourage corporate clients to shift their purchases to plastic — touting to employers the ability to gather and analyze valuable spending data for card transactions, and offering individual cardholders rewards programs that can be comparable to those on their personal cards.
“It’s one thing to have a company agree to use your cards. It’s another thing to have actual transactions go through the card,” said Nancy Atkinson, a senior analyst who follows wholesale banking at Aite Group LLC.
Rewards programs for corporate cards often come with a variety of restrictions, such as limiting the types of purchases that earn points or imposing expiration dates or other hurdles for redeeming them.
Lisa Steury, the executive director of commercial card product at JPMorgan Chase & Co., said that such programs are “not very relevant, especially to a frequent business traveler.”
The company last week sweetened the pot for its midmarket commercial card customers by eliminating several restrictions. Cardholders in this category, which JPMorgan Chase defines as businesses that generate up to $500 million in annual revenue, previously only earned rewards points on travel and entertainment purchases. Individual cardholders could earn up to 50,000 points annually, and the points expired after three years.
These cardholders now can earn points for any purchase, and JPMorgan Chase eliminated both the cap and the expiration date.
“We wanted to make sure we were matching what our competitors were doing from a rewards perspective,” Steury said. In this case, the competition is mainly American Express Co., which has long dominated the corporate card market.
In many ways, the move brings JPMorgan Chase more “in line with American Express, which is sort of the gold standard in the corporate card arena,” said Aaron McPherson, a practice director with IDC Financial Insights.
(Amex spokeswoman Molly Faust said its Membership Rewards program has neither a cap nor expiration date on points.)

Capital One Financial Corp. unveiled a small-business card last week that lets users earn two airline miles for every dollar spent with no expiration date, mirroring some of its consumer cards.
Customer data shows that rewards are as important to small-business owners as they are to consumer cardholders, said Jimmy Lee, a managing vice president and head of national small-business cards for Capital One.
The small-business market is one of Capital One’s “key strategic segments,” he said.
Corporate card rewards have historically been limited mainly to travel and entertainment expenses; letting people earn points for other purchases is “relatively rare,” Red Gillen, a senior analyst for the banking research firm Celent, wrote in an e-mail.
As a result, many employees use their own cards to earn points for business expenses. Gillen said that with beefed-up corporate rewards, “if the point program is rich enough, it could be a shrewd way to steal payment volume” from employees’ personal credit cards.
To move these purchases on to corporate cards, issuers “have to counter rewards offered by such personal cards.”
Suppliers and vendors are becoming more open to accepting cards for other types of business-to-business payments, McPherson said, which is prompting issuers to expand rewards programs.
“It’s not just for T&E anymore,” he said.
Many businesses are eager to see purchases move not to personal cards, but to corporate accounts that they can monitor. Companies can keep track of employees spending, and leverage the data to negotiate discounts with vendors.
“Really, the cornerstone of a commercial card program is the data,” Steury said. “The more the company uses the card or the more the cardholder uses the card, the more data can go back to the company.” And those savings can help businesses justify the fees they must pay to offer corporate cards to employees.
Paying by card can also be cheaper for a business than making payments via wire or automated clearing house services, an important value proposition in light of the pressure to cut costs, said Ken Paterson, the director of Mercator Advisory Group Inc.’s credit advisory service.
“In today’s economic environment, cost controls are just such an important element for larger companies,” he said. “I think that’s where the main value of these types of programs comes, both in getting employees to use those cards to transact as much corporate business on those as makes sense economically and, by the same token, the company realizing the benefit of the purchase data that comes with that. The more transactions go through the official corporate card, the better controls they potentially have over that spending.”
And there’s plenty of room for growth. Only about 15% to 20% of “middle-market and large corporations” use commercial cards, representing a “huge untapped market,” Mercator estimates.

“There is still room based on our analysis to actually grow new corporate card programs or expand corporate card programs to a broader employee base,” Paterson said.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.

THE FOLLOWING IS A COMMUNICATION THAT WAS MADE AVAILABLE TO
EMPLOYEES OF THE TORONTO-DOMINION BANK
ON MAY 17, 2010
South Financial Media Coverage
10:30 AM UPDATE
1. TD Bank Agrees To Buy Troubled South Financial For $191.6M Dow Jones
Toronto-Dominion Bank (TD) will buy at a discount troubled South Carolina-based The South Financial Group Inc. (TSFG), paying $191.6 million in cash and stock. See full story
2. Toronto-Dominion Bank Agrees to Buy South Financial Bloomberg
Toronto-Dominion Bank, Canada’s second-biggest bank by assets, agreed to buy South Financial Group Inc. for about $191.6 million in cash and stock to expand in Florida and the Carolinas. See full story
3. TD to buy South Financial for nearly US$200-million National Post
TD Bank Financial Group Inc. said Monday it has agreed to purchase The South Financial Group Inc. in a deal that will give the Canadian bank access to the U.S. southeast including the Carolinas and Florida. See full story
4. Greenville’s South Financial merges with TD Bank Financial Group The Greenville News (SC)
The South Financial Group of Greenville announced early this morning that it has entered into an agreement to merge with TD Bank Financial Group and become a wholly owned TD subsidiary. See full story
5. TD to buy South Financial The Globe and Mail (The Canadian Press)
Toronto-Dominion Bank says it has an agreement to buy South Financial Group, Inc.South Financial Group, Inc., adding 176 locations to the Canadian bank’s holdings in the U.S. Southeast. TD will pay $61-million (U.S.) in cash or stock to South Financial shareholders and $130.6-million to U.S. government, through the Treasury Department. See full story
6. TD Bank to buy South Financial for $191.6 mln Reuters
Canada’s Toronto-Dominion Bank (TD.TO) agreed to buy troubled U.S. lender South Financial Group Inc (TSFG.O) for about $191.6 million to build on its presence in the U.S. Southeast, especially Florida. See full story
7. TD Bank to acquire South Financial/Mercantile Bank South Florida Business Journal
In a deal that would make it among the largest banks in Florida, TD Bank Financial Group has signed an agreement to acquire The South Financial Group for $61 million in cash or stock. See full story
8. TD Bank buys S.C.-based South Financial Boston Business Journal
TD Bank Financial Group, the parent of TD Bank, said Monday it has struck a deal to acquire a money-losing South Carolina-based bank with an elevated amount of problem loans on its balance sheet. See full story
9. TD Bank Financial buys Mercantile Bank parent South Financial Tampa Bay Business Journal
TD Bank Financial Group is buying The South Financial Group for nearly $181.6 million. See full story
10. TD buys troubled Southeastern U.S. bank Investment Executive
TD Bank Financial Group Inc. (TSX:TD) is adding another piece to its American operations with the purchase of the South Financial Group, Inc. for US$191.6 million. Most of the money would go to the U.S. Treasury, with only US$61 million for shareholders of South Financial. See full story
11. La TD acquiert The South Financial Group [TD acquires The South Financial Group] La Presse
Le Groupe Financier Banque TD (T.TD) a annoncé lundi qu’elle va acquérir la totalité des actions ordinaires en circulation de The South Financial Group (TSFG) pour environ 61 millions de dollars en espèces ou en actions ordinaires de la TD. [TD Bank Financial Group (TD T) announced Monday it will acquire all outstanding common shares of The South Financial Group (TSFG) for approximately $61 million in cash or common shares of TD.] See full story

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Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. TD Bank Agrees To Buy Troubled South Financial For $191.6M
Dow Jones
NATHAN BECKER
Toronto-Dominion Bank (TD) will buy at a discount troubled South Carolina-based The South Financial Group Inc. (TSFG), paying $191.6 million in cash and stock.
TD also announced it will sell about C$250 million of stock, which the company said is for “prudent capital management.”
The U.S. Treasury also will sell its $347 million of preferred stock of South Financial obtained through the Troubled Asset Relief Program to TD and will discharge all accrued but unpaid dividends on the stock for $130.6 million.
Meanwhile, TD will pay South Financial’s common-stock holders 28 cents or 0.004 share of TD for their outstanding shares. Shares of South Financial, which has posted losses for eight straight quarters and was the subject of U.S. Federal Reserve enforcement actions earlier this month, closed on Friday at 67 cents, putting the stock down 65% the past year.
“With the acquisition of South Financial, we’re gaining established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine-to-Florida footprint,” said TD President and Chief Executive Ed Clark. “This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing.”
TD currently has operations at more than 1,000 locations along the east coast of the U.S. The deal announced Monday is expected to close during TD’s just-started fiscal third quarter.
South Financial has some $9.8 billion of assets and 176 locations in the Carolinas and Florida.
Earlier this month, the Fed announced enforcement actions against South Financial, prohibiting it from declaring or paying any dividends without approval. The company said last month its first-quarter loss widened and it warned that it would need to raise additional capital this year. South Financial owns and controls Carolina First Bank and other non-bank subsidiaries.
In March, TD posted stronger first-quarter earnings and lower loan-loss provisions, helped by strong results at its retail business in Canada and in wholesale banking, as well as “solid” results from its U.S. banking business.
Shares of TD closed at $70.89 on Friday and were inactive premarket. The stock has risen 75% in the past year.
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2. Toronto-Dominion Bank Agrees to Buy South Financial
Bloomberg
DOUG ALEXANDER and SEAN B. PASTERNAK
Toronto-Dominion Bank, Canada’s second-biggest bank by assets, agreed to buy South Financial Group Inc. for about $191.6 million in cash and stock to expand in Florida and the Carolinas.
Toronto-Dominion offered $61 million in cash or stock to buy all of South Financial’s shares, the Toronto-based bank said today in a statement. The Canadian bank, which has more than 1,000 U.S. branches, also agreed to buy South Financial preferred stock from the U.S. Treasury for $130.6 million in cash.
This is Toronto-Dominion’s second U.S. bank takeover in about a month, after it bought three Florida-based banks in a deal assisted by the Federal Deposit Insurance Corp.
Toronto-Dominion has spent more than $15 billion over five years buying Portland, Maine-based TD Banknorth and Cherry Hill, New Jersey-based Commerce Bancorp. The lender, which began its U.S. consumer-banking strategy in 2005, will have about 1,300 branches in the country following the acquisitions.
South Financial had $8 billion in loans and $9.8 billion in deposits as of March 31, Toronto-Dominion said. South Financial, which took $347 million in bank-rescue funds, has a network of 176 branches in Florida, South Carolina and North Carolina.
South Financial has reported nine consecutive quarterly losses, including a first-quarter loss of $80.6 million. The Greenville-based lender, the largest in South Carolina with $11.9 billion in assets, had $518 million in loans and real estate not accruing interest as of March 31.
As part of the transaction, Toronto-Dominion will issue about C$250 million ($241 million) in common shares for “prudent capital management.”
The purchase will add to earnings in 2011, the bank said.
Toronto-Dominion fell 43 cents to C$72.96 in 9:31 a.m. trading on the Toronto Stock Exchange.
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3. TD to buy South Financial for nearly US$200-million
National Post
05/17/2010
ERIC LAM
TD Bank Financial Group Inc. said Monday it has agreed to purchase The South Financial Group Inc. in a deal that will give the Canadian bank access to the U.S. southeast including the Carolinas and Florida.
Under terms of the deal, expected to close in the third quarter, TD is buying all outstanding common shares of South Financial for about US$61-million in cash or TD stock.
South Financial shareholders have the option of either taking a US28¢ a share payout or 0.004 shares of TD common stock for each share.
The U.S. Department of the Treasury will also sell to TD its US$347-million worth of stock, warrants, and accrued but unpaid dividends for total cash consideration of about US$130.6-million.
The Treasury’s stake comes from its Capital Purchase Program, part of the 2008 bailouts of the U.S. financial system.
TD also plans to issue about $250-million worth of common stock in Canada for “prudent capital management.”
All told, TD gets 176 new branches in the southeastern United States, including 66 in Florida. TD will also enter the North and South Carolinan markets.
“With the acquisition of South Financial, we’re gaining etablished commercial banking assets and a solid framework of stores in attractive and growing markets within our Maine-to-Florida footprint,” Ed Clark, chief executive with TD, said in a release. “This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing.”
South Financial’s Carolina First and Mercantile Bank brands in the Carolinas and Florida will merge with TD’s U.S. subsidiary TD Bank as part of the transaction and undergo rebranding expected to be completed in 2011.
South Financial has been dinged for more than US$1.3-billion in losses since the beginning of 2008 due to loan charges on real estate.
TD Bank Financial Group, based in Toronto, is the sixth largest bank in North America.
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4. Greenville’s South Financial merges with TD Bank Financial Group
The Greenville News (SC)
The South Financial Group of Greenville announced early this morning that it has entered into an agreement to merge with TD Bank Financial Group and become a wholly owned TD subsidiary.
The Greenville-based bank holding company, parent of Carolina First, had recently entered into a consent with the Federal Deposit Insurance Corp. to raise capital levels and reduce troubled assets.
TD, or Toronto-Dominion Bank, and its subsidiaries are known as the TD Bank Financial Group and is the sixth-largest bank in North American by branches and serves more than 18 million customers, according to the company announcement.
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, said the company. TD Bank is headquartered in Cherry Hill, N.J., and Portland, Maine.
According to the announcement, TD will acquire all outstanding shares of common stock of TSFG. Upon completion of the transaction, TD will acquire all of TSFG and all of its businesses and obligations, including all deposits of Carolina First Bank, which also operates as Mercantile Bank in Florida.
TD said it has signed a definitive agreement with South Financial for TD to acquire 100 percent of the outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial common share. In addition, immediately prior to completion of the transaction, the U.S. Department of the Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
“Our board and management have conducted a broad and extensive process over the last six months to seek the best outcome for our shareholders, as well as for our customers, employees and the communities which we serve,” said H. Lynn Harton, president and CEO of South Financial. “TD is a strongly capitalized financial institution with a prudent approach to risk management. It is committed to maintaining TSFG’s tradition of customer service and community involvement. TD’s AAA-rated financial strength will help the combined company position itself for future success and long-term growth.”
“TSFG offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our business,” said Bharat Masrani, president and CEO of TD Bank, America’s Most Convenient Bank. “We believe that we can add significant upside by applying our retail expertise and WOW! culture to this established regional bank. The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market. It also gives us a strong position in North and South Carolina, where Carolina First is a leading community bank with a solid base for market share growth and asset generation.”
Harton, according to the South Financial announcement, will join TD Bank’s management, stay in Greenville and report to Masrani.
It is unknown at this hour how large a presence the merged companies will maintain in Greenville or the number of employees. TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine.
* * * * *
What TD/South Financial deal means
TD Bank Financial Group will acquire all outstanding shares of common stock of TSFG. Upon completion of the transaction, TD will acquire all of TSFG and all of its businesses and obligations, including all deposits of Carolina First Bank, which also operates as Mercantile Bank in Florida.
It is unknown at this hour how large a presence the merged companies will maintain in Greenville or the number of employees.
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5. TD to buy South Financial
The Globe and Mail (The Canadian Press)
Toronto-Dominion Bank says it has an agreement to buy South Financial Group, Inc. adding 176 locations to the Canadian bank’s holdings in the U.S. Southeast. TD will pay $61-million (U.S.) in cash or stock to South Financial shareholders and $130.6-million to U.S. government, through the Treasury Department.
South Financial has incurred more than $1.3-billion in losses since the beginning of 2008, primarily as a result of loan charges associated with real estate loans and mortgages.

Until it’s merged with TD Bank, South Financial will continue to operate under the Carolina First and Mercantile Bank brands in the Carolinas and Florida.
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6. TD Bank to buy South Financial for $191.6 mln
Reuters
SUPANTHA MUKHERJEE
Canada’s Toronto-Dominion Bank (TD.TO) agreed to buy troubled U.S. lender South Financial Group Inc (TSFG.O) for about $191.6 million to build on its presence in the U.S. Southeast, especially Florida.
Canada’s No. 2 bank said it would pay $61 million in cash or stock to South Financial shareholders, less than half of the U.S. bank’s market value of $144.5 million as of Friday.
TD Bank also said it would pay another $130.6 million in cash to the U.S. Treasury to buy $347 million of South Financial’s preferred stock.
The transaction will help TD Bank add 176 new stores in the U.S. Southeast, including 66 stores in the deposit-rich Florida market. It will also give the Canadian bank a foothold in North and South Carolina.
TD Bank expects the deal to add slightly to its earnings in fiscal 2011 and plans to issue about C$250 million ($241.5 million) worth of common shares in Canada prior to the closing of the deal.
Last month, TD Bank acquired assets and liabilities of three troubled Florida banks worth $3.8 billion from the Federal Deposit Insurance Corp. [ID:nSGE63F0KC]
“Florida is and will continue to be an extremely attractive market for us,” said Bharat Masrani, group head of U.S. Personal and Commercial Banking at the Canadian bank.
At March 31, South Financial had a total of $8 billion in loans and $9.8 billion in deposits.
The Greenville, South Carolina-based South Financial said last month that it will continue to report losses during 2010 and may enter into a formal agreement with regulators on its capital levels. [ID:nSGE63K0KI]
Morgan Stanley is serving as financial advisor for South Financial, while BofA Merrill Lynch and Goldman Sachs are advising TD Bank.
South Financial’s shares were down 55 percent at 30 cents in early trade on Nasdaq.
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7. TD Bank to acquire South Financial/Mercantile Bank
South Florida Business Journal
BRIAN BANDELL
In a deal that would make it among the largest banks in Florida, TD Bank Financial Group has signed an agreement to acquire The South Financial Group for $61 million in cash or stock.

The acquisition, should it get regulatory and shareholder approval, would be the second major expansion in Florida for Canada-based TD Bank (NYSE: TD). In April, it acquired the assets of three failed Florida banks, including Fort Pierce-based Riverside National Bank of Florida.
This deal would go down without government assistance. TD Bank has proposed giving Greenville, S.C.-based South Financial (NASDAQ: TSFG) shareholders either 28 cents or 0.004 shares of TD Bank stock for each of their shares. It also would pay the U.S. Department of the Treasury $130.6 million to buy the preferred stock of South Financial that the government acquired for $347 million under the Troubled Asset Relief Program (TARP).
The deal could close in the third quarter.
South Financial’s Carolina First Bank subsidiary operates in Florida under the name Mercantile Bank. As of June 30, 2009, Federal Deposit Insurance Corp. data shows that the bank had 67 offices with $3.06 billion in deposits in Florida. That includes nine offices with $563.1 million in deposits in South Florida.
Mercantile Bank has much of its Florida deposit strength in Tampa Bay. It also has branches spread out through Central and Northeast Florida.
The acquisition would give TD Bank its first presence on Florida’s west coast, as well as its first branches in Orlando and Jacksonville.
The bank would cover much of Florida, with the exception of the Panhandle, Southwest Florida and the Florida Keys.
Following the deal, TD Bank would have 170 branches in Florida, the sixth-most in the state. Combining TD Bank with Riverside and Mercantile Bank under the June 30, 2009, FDIC numbers, it would have a little more than $7.1 billion in Florida deposits — good enough for 10th place among the top banks for deposits in Florida.
Carolina First Bank also has 83 branches in South Carolina and 27 branches in North Carolina.
“South Financial offers us a strong platform for expansion in the U.S. Southeast, further expands our presence in Florida and demonstrates our continued commitment to growing our franchise,” TD Bank President and CEO Bharat Masrani said in a news release. “The transaction builds on our organic growth capability and the momentum of our recent acquisitions in the deposit-rich Florida market.”
South Financial was under pressure from regulators after a May 4 written agreement required it to raise capital. It had lost more than $1.3 billion since the start of 2008.
TD Bank, on the other hand, made it through the recession in good fiscal health and has been ramping up its acquisitions and branch construction.
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8. TD Bank buys S.C.-based South Financial
Boston Business Journal
TD Bank Financial Group, the parent of TD Bank, said Monday it has struck a deal to acquire a money-losing South Carolina-based bank with an elevated amount of problem loans on its balance sheet.
As part of the deal, Toronto-based TD Bank Financial said it will inject an estimated 250 million Canadian dollars ($241.7 million) in capital to stabilize the operations of acquisition target, The South Financial Group.

In addition, TD Bank Financial (NYSE: TD) said it will pay about $61 million in cash or common stock for South Financial Group (Nasdaq: TSFG) of Greenville, S.C. Before the deal is completed, the U.S. Treasury also will sell to TD its $347 million of South Financial preferred stock and discharge all accrued but unpaid dividends for total cash consideration of about $131 million.
Though South Financial Group has had a problem with troubled loans, TD Bank Financial emphasized that deal adds 176 branches to its footprint in the Southeast, including 66 in the Florida market.
“This is a relatively small acquisition and exactly the kind of unassisted transaction that we’ve said we’re comfortable doing,” TD Financial Group CEO Ed Clark said in a press release.
At the end of March, South Financial had $8 billion in loans and nearly $10 billion in deposits on its balance sheet.
Since the beginning of 2008, however, South Financial’s operations have generated more than $1.3 billion in losses,
TD Bank said. The losses stem mostly from residential construction and land development loans.
The bank recently entered into a consent order with the Federal Deposit Insurance Corp. and was told to raise capital and pare problem loans. The bank is not considered to be well-capitalized by bank regulators.
The South Carolina-based bank lost $85.8 million in the first quarter, compared with a net loss of nearly $194 million in the year-earlier period.
The bank set aside $95.1 million for anticipated loan losses, down from $171 million in the year-earlier period.
Nonperforming assets, as a percentage of total assets, were 4.17 percent at the bank.
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9. TD Bank Financial buys Mercantile Bank parent South Financial
Tampa Bay Business Journal
TD Bank Financial Group is buying The South Financial Group for nearly $181.6 million.
The deal represents a change for one of the biggest banks in the Tampa Bay area. South Financial (NASDAQ: TSFG), headquartered in Greenville, S.C., does business in Florida as Mercantile Bank. As of June 30, the most recent information available from the Federal Deposit Insurance Co., Mercantile had 67 office and $3.1 billion in deposits in Florida. In the Tampa Bay area, Mercantile had 17 offices and $755.7 million in assets.
South Financial, which lost $736.9 million in 2009, has been struggling to raise capital and earlier this month entered a written agreement with the Federal Reserve Bank of Richmond that restricted some operations.
TD Bank agreed to pay 28 cents in cash or 0.004 shares of TD common stock for each share of South Financial common stock, for a total of $61 million to South Financial shareholders, a release said. Additionally, TD will pay another $130.6 million for the South Financial preferred stock and warrants held by the U.S. Treasury that was awarded under the Treasury’s capital purchase program.
The purchase price is a steep discount to the 67 cents a share that South Financial’s common stock closed at on Friday.
H. Lynn Harton, president and chief executive of South Financial, will join TD Bank’s management team, reporting to Bart Masrani, president and chief executive of TD Bank, the release said.
Completion of the deal requires, among other things, the approval of South Financial shareholders.

TD Bank Financial (NYSE: TD) is the parent company of the Toronto-Dominion Bank, based in Cherry Hill, N.J., and other subsidiaries. TD Bank Financial is the sixth largest bank in North America by branches. It currently has no presence in the Tampa Bay area, but as of last June it had 29 branches and $1.2 billion in assets in Florida, primarily in South Florida.
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10. TD buys troubled Southeastern U.S. bank
Investment Executive
JAMES LANGTON
TD Bank Financial Group Inc. (TSX:TD) is adding another piece to its American operations with the purchase of the South Financial Group, Inc. for US$191.6 million. Most of the money would go to the U.S. Treasury, with only US$61 million for shareholders of South Financial.
As of March 31, South Financial had a total of US$8 billion in loans and $9.8 billion in deposits (US$7.8 billion excluding brokered deposits), and 176 branches, including 66 in Florida, 83 in South Carolina, and 27 in North Carolina.
However, the firm has incurred more than US$1.3 billion in losses since the beginning of 2008, primarily as a result of loan charges associated with legacy residential, construction and development lending and commercial and residential mortgages in the Southeastern U.S., it said.
And, it recently entered into agreements with U.S. regulators (the FDIC, the South Carolina State Board of Financial Institutions, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond), which include a requirement to raise a substantial amount of capital within 120 days and reduce criticized assets. These agreements also limit South Financial’s access to brokered deposits and the rates it can pay on certain other customer deposits. As a result of these agreements, South Financial is no longer deemed to be “well capitalized” under applicable banking regulations.
TD president and CEO, Ed Clark, noted that the deal represents a relatively small acquisition and said it is “exactly the kind of unassisted transaction that we’ve said we’re comfortable doing. After undertaking extensive due diligence, we’re confident that this is an attractive opportunity that fits within our framework of only taking risks that we can clearly understand and manage. All in all, we think we’re getting a strong franchise that offers a solid financial return, along with a good management team who will bring their expertise to help with the combined company’s future growth plans.”
In connection with this transaction, TD intends to issue approximately C$250 million worth of common shares in Canada prior to closing for capital management. The transaction is expected to be slightly accretive to TD’s earnings in fiscal 2011 and to have an impact of 40 — 50 basis points on Tier 1 capital, after taking into account the capital issuance.
The transaction is expected to close in TD’s third fiscal quarter, following receipt of regulatory approvals and approval by South Financial’s shareholders. Shareholders of South Financial will have the right to elect to receive either 28¢ in cash, or .004 shares of TD common stock, for each outstanding South Financial common share.
In addition, immediately prior to completion of the transaction, the U.S. Treasury will sell to TD its US$347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.
In connection with the transaction, TD’s wholly owned subsidiary TD Bank, and Carolina First Bank, which operates under the Carolina First brand in the Carolinas and the Mercantile Bank brand in Florida, are also expected to merge.
Upon completion of the transaction and conversion of the South Financial franchise to the TD Bank operating platform in 2011, TD Bank intends to introduce its brand, retail banking model across South Financial’s footprint. Until then, South Financial will continue to operate under the Carolina First and Mercantile Bank brands in the Carolinas and Florida, respectively.
“This transaction represents another key milestone as we continue to build out our U.S. franchise. With the acquisition of South Financial, we’re gaining established commercial banking assets and a solid network of stores in attractive and growing markets within our Maine-to-Florida footprint,” said Clark. “This acquisition will not only accelerate our growth, but it will also enable us to deepen our market share by offering an extensive suite of retail and commercial banking products to South Financial customers.”
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11. La TD acquiert The South Financial Group [TD acquires The South Financial Group]
La Presse
Le Groupe Financier Banque TD (T.TD) a annoncé lundi qu’elle va acquérir la totalité des actions ordinaires en circulation de The South Financial Group (TSFG) pour environ 61 millions de dollars en espèces ou en actions ordinaires de la TD.
Les actionnaires de South Financial pourront choisir de recevoir soit 0,28$ en espèces ou 0,004 action ordinaire de la TD pour chaque action ordinaire de South Financial en circulation.La transaction permettra l’ajout de 176 nouvelles succursales dans le sud-est des États-Unis, dont 66 succursales en Floride.
Elle permettra également à la TD de pénétrer les marchés de la Caroline du Nord et du Sud, et de renforcer sa présence du Maine jusqu’à la Floride.
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Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
The terms of our contract allow the Daily Media Roundup to be used exclusively by TD Bank Financial Group employees; please do not distribute outside TDBFG. Contact Samson Yuen with any questions.
Les modalités de notre contrat permettent l’utilisation exclusive du Survol quotidien des médias par les employés du Groupe Financier Banque TD; veuillez ne pas faire circuler à l’extérieur du GFBTD. Veuillez communiquer avec Samson Yuen pour toute question.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010.

L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO ALL EMPLOYEES OF THE
SOUTH FINANCIAL GROUP, INC. ON MAY 17, 2010
May 17, 2010

To:	All Employees, The South Financial Group, Inc.

From:	Bharat Masrani, President and CEO
TD Bank, America’s Most Convenient Bank

Subject:	Joining Forces
I want to take this opportunity to say we look forward to welcoming all of you to the TD Bank Team! While this transaction is pending regulatory and shareholder approval, we are very excited to be joining forces with The South Financial Group, Inc.
About TD Bank
TD Bank, America’s Most Convenient Bank ®, is one of the 15 largest banks in the United States with more than 1,100 locations from Maine to Florida. As a member of TD Bank Financial Group, a top 10 financial services company in North America and one of the few triple-A rated banks on the New York Stock Exchange, we have the strength and stability to continue to invest in our growth.
At TD Bank, America’s Most Convenient Bank, we are known for providing our customers with legendary service and unparalleled convenience, and we have a strong commitment to the communities in which we operate. We know that you share this dedication to customers and communities, and we look forward to working with you to continue to deliver outstanding service together.
Next Steps
As you know, this transaction will require shareholder and regulatory approvals before we move forward. Subject to those approvals, we anticipate the transaction will close in TD’s third fiscal quarter (May-July), and that South Financial locations will continue to operate separately under the South Financial brands until Spring 2011, when we plan to convert them to TD Bank, America’s Most Convenient Bank.
For the time being, there will be few changes for employees and customers of South Financial, and you should continue to serve your customers as usual. Over the next few days and weeks, you can expect to see some local advertising to introduce your customers to TD Bank.
We are pleased to be joining an extremely strong leadership team at South Financial. I look forward to working closely with Lynn Harton to plan the next steps for the transition. Following the completion of the transaction, Lynn will become a member of my management team, reporting directly to me.
I truly appreciate your commitment to supporting your customers and colleagues during this time of change and look forward to a great future together.
Bharat

     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40 F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10 K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING INFORMATION WAS MADE AVAILABLE ON THE INTERNET WEBSITE OF TD
BANK, AMERICA’S MOST CONVENIENT BANK ON MAY 17, 2010
Frequently Asked Questions
What is the deal that was announced?
We were pleased to announce TD Bank Financial Group’s plans to acquire Carolina First and Mercantile Bank by the purchase of their holding company, The South Financial Group, Inc. (TSFG). Carolina First operates in the Carolinas under that name and in Florida under the name Mercantile Bank. Following the completion of the acquisition, which is subject to regulatory and TSFG shareholder approval, Carolina First and Mercantile Bank will become part of TD Bank, America’s Most Convenient Bank®. At TD Bank we’re committed to delivering legendary service and unparalleled convenience to our Customers. And with TD Bank Financial Group’s proposed acquisition of Carolina First and Mercantile Bank, we can continue to grow and expand on that commitment to North and South Carolina and in our Florida market.
Who is TD Bank, America’s Most Convenient Bank?
TD Bank is one of the 15 largest banks in the U.S., with more than 6.5 million Customers, $152 billion in assets1, $81 billion in deposits1, more than 22,000 Employees and over 1,100 retail locations and 2,660 ATMs from Maine to Florida. Providing Customers with unparalleled convenience and legendary service is central to our brand promise – it’s who we are and what TD Bank is all about. TD Bank is part of TD Bank Financial Group, a top 10 bank in North America, and one of the strongest financial institutions in the world. TD Bank Financial Group is one of the few banks rated Aaa by Moody’s2 and also one of the few banks in the world to avoid losses due to the U.S. sub-prime mortgage market. Since we were recently ranked one of the safest banks in North America by Global Finance Magazine, as a Customer, you can feel safe and secure in your banking.
Why is TD Bank Financial Group purchasing The South Financial Group, Inc.?
This opportunity allows TD Bank, America’s Most Convenient Bank, to continue to grow and Build The Better Bank from Maine to Florida.
Will Carolina First and Mercantile Bank merge with TD Bank?
Yes, subject to receiving regulatory and The South Financial Group Inc.’s shareholders’ approvals. For now, it is business as usual for all Customers and Employees of Carolina First and Mercantile Bank. Customers can continue to bank as they always have, with the same friendly and helpful staff.
How will this announcement affect Carolina First and Mercantile Employees?
We will work with Employees to ensure they are notified of any changes in a timely manner after closing. All transition plans will be pending regulatory and shareholder approval of the transaction. As always, we are committed to treating all Employees fairly and equitably during this process.
What additional benefits will I get as part of TD Bank?
At TD Bank, America’s Most Convenient Bank, Customers can expect to receive unparalleled convenience, legendary service and even better choices to meet their financial needs. If the acquisition is approved, and as we transition to TD Bank, Customers can look forward to an expanded range of products and services through TD Bank as well as through TD Securities and TD Insurance.
Customers will also enjoy the convenience of banking in their neighborhood, with longer hours, legendary service and hassle-free banking. Additionally, Customers will have access to over 1,100 stores from Florida to Maine, Online Banking, 24/7 live Customer Service by phone, automated telephone banking and over 5,300 ATMs across the U.S. and Canada. Customers can bank anywhere, anytime!

Frequently Asked Questions	Page 2 of 2
How will TD Bank support my community?
TD Bank is committed to building stronger communities. We believe being part of a community carries with it a responsibility, especially during a time when charitable organizations and members of our communities need us most.
The TD Charitable Foundation has donated more than $58.2 million to charitable organizations in the United States since its inception in 2002, and $13.9 million in 2009 alone. In 2009, an additional $6.8 million was provided through community sponsorships and $715 thousand through Employee contributions – a total of $20.5 million to help improve the quality of life for the people in our communities.3
I received an email that looked like it was from the bank [TD Bank, TD Bank Financial Group, Carolina First and Mercantile Bank] which asked me to provide account information. Is this real?
No. TD Bank, TD Bank Financial Group, Carolina First and Mercantile Bank will not send you any email to ask or call you to ask for personal or account information at any time. Do not follow any links in these emails or provide any personal or account information to anyone.
1 Total assets, deposits and loans for U.S. Personal and Commercial Banking business segment of The Toronto-Dominion Bank. For the purpose of this document, Total Assets were shown in U.S. dollars based on an exchange rate of 1.069 as at January 31, 2010. Total Deposits and Total Loans reported are averages for the first quarter ended January 31, 2010. Total Loans include personal and business loans, but do not include debt securities classified as loans. Total Deposits include personal and business deposits. The average deposits amount excludes the impact related to the money market deposit account (MMDA) agreement with TD AMERITRADE.
2 The long term debt (deposits) of The Toronto-Dominion Bank, the parent company of the TD Bank, N.A., was as of March 4, 2010, rated Aaa by Moody’s Investor Services. The comparable rating for TD Bank, N.A. is Aa2. For detailed credit ratings for The Toronto-Dominion Bank and TD Bank, N.A., visit http://www.td.com/investor/credit.jsp
3 Contributions provided through the TD Charitable Foundation, the charitable giving arm of TD Bank, N.A.
TD Bank Financial Group is a trademark of The Toronto-Dominion Bank. Used with permission.
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, PO Box 1029, Greenville, South Carolina 29602, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements.

THE FOLLOWING COMMUNICATION TO CUSTOMERS OF THE SOUTH FINANCIAL GROUP, INC. WAS MADE AVAILABLE ON THE INTERNET WEBSITE OF TD BANK, AMERICA’S MOST CONVENIENT BANK ON MAY 17, 2010
When it comes to SERVICE AND CONVENIENCE, the bar is about to be raised even higher.
IMPORTANT NEWS FOR CUSTOMERS OF
To Carolina First and Mercantile Bank Customers:
Earlier this week, we were pleased to announce TD Bank Financial Group’s plans to acquire Carolina First and Mercantile Bank by the purchase of their holding company, The South Financial Group, Inc. (TSFG). Carolina First operates in the Carolinas under that name and in Florida under the name Mercantile Bank.
Following the completion of the acquisition, which is subject to regulatory and TSFG shareholder approval, Carolina First and Mercantile Bank will become part of TD Bank, America’s Most Convenient Bank®. At TD Bank we’re committed to delivering legendary service and unparalleled convenience to our Customers. And with TD’s proposed acquisition of Carolina First and Mercantile Bank, we can continue to grow and expand on that commitment to North and South Carolina and in our Florida market. TD Bank is also committed to building stronger communities. We believe being part of a community carries with it a responsibility, especially during a time when charitable organizations and members of our communities need us most.
About TD Bank, America’s Most Convenient Bank
•	One of the 15 largest banks in the U.S. with over $152 billion in assets and over 22,000 Employees

•	Over 1,100 locations and 2,660 ATMs from Florida to Maine

•	A member of the TD Bank Financial Group — one of the strongest banks in the world with over $567 billion in assets, rated Aaa by Moody’s and recently ranked as one of the safest banks in North America by Global Finance Magazine
Building The Better Bank
Please continue to bank just as you do today — served by the same friendly people at the same locations. We promise to keep you updated on the status of the acquisition and any other news we feel is important to you.
At TD Bank, our goal is to Build The Better Bank for you. The future is bright, and we look forward to great times ahead for our Customers, Employees and Shareholders.

Sincerely, Bharat Masrani President & CEO TD Bank, America’s Most Convenient Bank
The long term debt (deposits) of The Toronto-Dominion Bank, the parent company of the TD Bank, N.A., was as of March 4, 2010, rated Aaa by Moody’s Investor Services. For detailed credit ratings for The Toronto-Dominion Bank and TD Bank, N.A., visit http://www.td.com/investor/credit.jsp.
TD Bank Financial Group is a trademark of The Toronto-Dominion Bank. Used with permission.
The South Financial Group, Inc.’s shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc.,

without charge, at the Securities and Exchange Commission’s (SEC) internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, as filed with the SEC, and in TD Bank Financial Group’s annual report and notice of annual meeting and proxy circular, as filed with the SEC.
For detailed credit ratings for TD Bank Financial Group and TD Bank, N.A., visit http://www.td.com/investor/credit.jsp. TD Bank Financial Group is a trade-mark of The Toronto-Dominion Bank.
Securities and other investment and insurance products are: not a deposit; not FDIC insured; not insured by any federal government agency; not guaranteed by TD Bank, N.A. or any of its affiliates; and, may be subject to investment risk, including possible loss of value.
©2010 TD Bank, N.A. All Rights Reserved.